UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

AIRBEE WIRELESS, INC.

(Exact name of registrant as specified in charter)

DELAWARE	46-0500345

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9400 Key West Avenue, Rockville, MD	20850-3322

(Address of principal executive offices)	(Zip Code)

(301) 517-1860

(Registrant’s telephone number, including area code)

Securities registered under Section 12(b) of the Exchange Act:

None.

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, $.00004 Par Value

(Title of Class)

PART I

Item 1. Description of Business

The Company

     Airbee Wireless, Inc. is a developer of intelligent connectivity software for wireless voice, data and video communications. Our products will enable consumer and business devices to connect to each other over short distances without requiring the use of cables or wires. We intend to license our software products to manufacturers of microprocessors and OEM manufacturers, thereby enabling them to develop an increasing number of wireless communications applications using Airbee products, including consumer electronics, medical equipment, sensor and metering equipment, and industrial automation equipment. We believe that by focusing on our strength in the design and development of advanced wireless communications software, we can take advantage of the convergence of various wireless communications applications through software embedded on silicon.

     We were organized under the laws of the state of Delaware in 2002 to develop a portfolio of embedded wireless technology connectivity software. In October 2002, we acquired Connexus Technologies Pte. Ltd. and its wholly-owned subsidiary, Connexus Technologies(India) Pvt. Ltd., with the intention of securing complementary wireless technology to further enhance our operating platform.

     In March 2004, we became a member of the ZigBee Alliance, an industry group formed to facilitate the development of a global standard. The ZigBee standard current release of version .92 is out for comment and is expected to be formally released to the wireless industry after a 90 day comment period at the end of October, 2004. The Zigbee standard specifies a short range, low power, secure wireless data and voice transmission baseline. With over 70 member companies, we believe the ZigBee standard based on the IEEE 802.15.4 standard [which was released by the Institute of Electrical and Electronic Engineers in late 2003] is emerging as the wireless standard for a host of industrial controls, telemetry, and in-building and home automation networking needs. We believe that the ZigBee Alliance is defining global standards for reliable, cost-effective, low-power wireless applications.

The Market

     We believe that the semiconductor market for short-distance wireless communications is poised to achieve significant growth. According to a recent report by ON World, Inc. [March 11, 2004], the market for wireless chipsets is expected to more than triple over the next four years to 767 million units shipped in 2007. The Wireless Data Research Group [November 19, 2003] has predicted that the market for low-power, low-cost radio frequency integrated circuits will grow to 730 million units ($4.8 billion) by 2007, ultimately reaching an annual market size of about $8 billion. We believe that the marketplace for our products is quantifiable, diverse in terms of applications and integrates with a range of other products like microprocessors.

     The current market for short distance wireless communication is dominated by two major technologies: (1) Bluetooth and (2) the IEEE 802.11b standard. These technologies are based on the 2.4 GHz unlicensed transmission frequency band. Airbee has targeted products in the niche 900 MHz unlicensed transmission frequency band, typically for the North American market, and the niche 2.4 GHz frequency band products for the rest of the world.

     In the short range wireless niche market, the most common technologies are IEEE 802.11b and Bluetooth. While IEEE 802.11 is an established data communication standard, we believe Bluetooth’s continued failure to deliver on its technical promises, single microprocessor platform, plus continuing technical challenges, has meant that it has not prevailed in becoming the de facto industry standard. We believe that Bluetooth devices are limited in that they are:

     1. expensive;

     2. serve a simple function of only one-to-one connectivity;

     3. support only simple features; and

     4. are lower in performance than the expectations of the piconet. (A network of devices connected in an ad hoc fashion using Bluetooth technology is a piconet. It is formed when at least two devices, such as a portable PC and a cellular phone, connect. A piconet can support up to eight devices. When a piconet is formed, one device acts as the master while the others act as slaves for the duration of the piconet connection. A piconet is sometimes called a “PAN” or Personal Area Network).

Products

     Our products are focused on (a) short-range wireless communications and (b) platform technologies such as hand-held devices. We believe the integration of short-range and long-range connectivity is not very well developed today. These two niche markets present unique opportunities for seamless communication regardless of the distance. We believe that when integration is realized, the combination is expected to thrive more on PDA platforms than on any other platform device.

     Our portfolio of products are marketed under the UltraLiteTM name generally connected over the fast emerging Wireless Personal Area Network (WPAN) or the Wireless Local Area Network (WLAN) technology space. The table below identifies the current portfolio. Others may follow once the development of those listed here are completed.

     UltraLiteTM Product Portfolio

Name/Protocol	Airbee Proprietary	ZigBee Enabled
Peer to Peer Star Mesh/Mobile Mesh	Completed Completed In Development	In Development In Development In Development

     Critical to the success of new products in these areas is their ability to interoperate or “talk to each other” based on industry-adopted standards. Our products are designed and developed to be compliant with Zigbee/802.15.4 WPAN standards (approved by IEEE on 8/7/03) and/or the IEEE 802.11b WLAN protocol standards. Our patent-pending technology, in conjunction with a wireless network, allows a computer to work with a printer or a PDA and/or headset accessory to work with a mobile phone. While comparable from an interoperability standpoint, our technology platform provides a lower-cost, faster (22x) on the IEEE 802.15.3 standard and more dependable alternative to the previously conceived Bluetooth wireless solution. We believe we can leverage the widespread market awareness created by Bluetooth, but offer similar products at less than half the cost, three times the operating range and better reliability.

     The technology on which we are focused is called “spread spectrum,” a form of Code Division Multiplexed Access (CDMA).

     Our ZigBee-compliant products operate in the unlicensed bands worldwide, including 2.4GHz (Global), 915Mhz (Americas) and 868Mhz (Europe). Raw data throughput rates of 250kbs can be achieved at 2.4GHz (16 channels), 40kbs at 915Mhz (10 channels) and 20kbs at 868Mhz (1 channel). Transmission distance ranges from 10 meters to 1.6 kilometers, depending on power output of the transceiver and environmental characteristics. While battery life is ultimately a function of battery capacity and application usage, the ZigBee protocol was designed to support very long life battery applications. Users can expect a multi-year battery life when using standard batteries in a typical monitoring application.

     Our patent-pending software stack [a layered microprocessor software architecture common in the embedded software technology space] is available in both a standard IEEE 802.15 and a proprietary stack. For dedicated applications, where conformity to a standard (e.g., toys, specific industrial automation applications) is not crucial, a proprietary stack is to be supplied which reduces the cost and time to market to the end user when compared to the standard IEEE 802.15.4. Where conformity to a standard is key (e.g.: interoperability with another device conforming to the 802.15.4 standard), our own 802.15.4 stack is supplied along with the Airbee platform.

     The “Airbee Core” is a hardware-software engine that performs the short-range wireless transmission of data and/or voice. The Direct Sequence Spread Spectrum (DSSS) engine and the VIM (Versatile Interface Module) form the central platform of the Airbee Core. It is designed to serve as the engine that allows bi-directional transport of data and voice.

     All Airbee products can be sold either as a peer-to-peer device that replace wires or it can work in a networking environment (subject to performance limitations).

     The listing below is a partial list of the application areas in which the Airbee products are expected to be applied.

•	Personal device applications (typically accessories or an integrated platform)
•	Cordless phones
•	Accessories to GSM Cell phones
•	Wire replacement for gaming devices
•	Set Top box controller in hotel rooms (in place of Infrared)
•	Wireless PDA (Palm, iPaq) as control center
•	Laptop computer to printer & ad hoc LAN link
•	PCMCIA Airbee modem
•	Digital camera downloads
•	Video camera based monitoring systems
•	Medical applications
•	PDA to cell phone number transfer
•	Cell phone wireless headset
•	Cell phone to laptop wireless connection
•	eBook content refresh
•	TV remote & web TV remote
•	Smart security badge
•	eCash (wireless credit card), proximity payment solutions
•	Electronic lock entry (house & car)
•	Breath tester for police use
•	Signature capture device
•	Entertainment robots
•	Toys (RF controlled)
•	Short range (300 meters) Walkie Talkies
•	Child finder
•	Logistics data acquisition for industries, transportation, farms, fields, etc

Airbee deployed in a networking setup

•	Wireless Data acquisition and delivery in a warehouse
•	Wireless PABX for SOHO
•	Convenient customer order management system in restaurants (order is wirelessly dispatched to the kitchen instantly)
•	Home automation control system, wireless home gateway and accessories
•	Data transmitters in Industrial Automation setup
•	Clock synchronizers: synchronizes the time on different clocks and watches in a household or in a selected area

Unconventional Markets

•	Lab equipment in educational institutions
•	Wireless test equipments

Integrated Applications

•	Innovative applications with a high accuracy GPS integrated
•	Video streaming in mobile telephones

Integration with a voice recognition system could improve penetration into the toy markets, automobile industry, etc.

     Technological feasibility for the Airbee UltraLiteTM was established in November 2002. A working model for the Airbee UltraLiteTM proprietary peer-to-peer 900 MHz was delivered in March 2003 and soon thereafter the Star topology was delivered to the integration lab. We developed this first proprietary product ahead of our own development schedules and under budget. The Mesh topology is under development. Product plans call for the inclusion of the IEEE 802.15.4, IEEE 802.15.3 and the emerging ZigBee standards.

     Our embedded software stack on a microprocessor and transceiver hardware work in pairs—each device interacting with the other operates as embedded chips. The overall platform facilitates both machine-to-machine and people-to-machine voice and data connections over short distances. Airbee’s typical range is 900 feet for voice and 240 feet for data (depending on the hosting transceiver hardware platform), and with the 802.15.3 implementation, a transmission speed 22 times faster than Bluetooth. Depending upon energy source and transceiver, we have the capability to transmit voice out to 1 mile. This compares very favorably to Bluetooth’s 30 feet range for both voice and data. All of our products are to be compliant with the emerging ZigBee, 802.15.3 or 802.15.4 WPAN standards.

     Our ZigBee standard products are different from our competitors using Bluetooth standard products. Bluetooth standard product applications need to be built on the originally conceived Bluetooth standard microprocessor, which is pricey, bulky, and less reliable. Alternatively, Airbee products are highly customizable, consistently reliable, have a very compact software code size and are platform agnostic—meaning they can be ported to run on most microprocessors and operating systems. Hence, we believe that Airbee has a clear advantage in the price and productization aspects, while importantly enhancing, not sacrificing, reliability. Moreover, users of products with Airbee inside can also, we believe, achieve benefits in other areas. For instance, by eliminating the need for wires when installing backup alarm systems in cars, the auto manufacturer saves on the cost of components and labor, while reducing assembly times, and providing the public with a safer car at affordable prices. The same is true for a homebuilder when installing centrally monitored smoke alarms, home security systems, or other monitoring devices. Product applications include personal digital appliances (PDA), home networking, automotive networks, interactive toys, agriculture and healthcare. With the appropriate resources, we expect that the product suite can be completed through the development cycle by the end of the fourth quarter of 2004.

Licensing and Joint Development Agreements

     We have negotiated agreements with the following listed clients or have received letters of intent to adopt the Airbee developed software into their product line.

•	Software License with WinEdge & Wireless Pte. Lyd. of Singapore, a chip manufacturer
•	Joint Development agreement with LinkPlus of Columbia, Maryland, a radio frequency chip and assembly manufacturer
•	Joint Development agreement with SupaRule Pte. Ltd. of Limerick, Ireland, a test instrumentation manufacturer
•	Letter of Intent to integrate the Airbee software into the Sharp Electronics personal digital assistant (PDA)
•	Letter of Intent to integrate the Airbee software into the Manmar medical imaging product line

Business Strategy Evolution

     Technological feasibility for the Airbee UltraLiteTM was established on November 20, 2002, with completion of the detailed product design (V1.0). Working models for the Airbee UltraLiteTM proprietary 900 MHz and the UltraLite 2.4GHz were delivered on March 7, 2003 and April 3, 2003 respectively. The Zigbee standard built on the IEEE 802.15.4 WPAN standard is due for release at the end of October 2004, followed by WLAN IEEE 802.15.3 standard in 2005.

     Our products are all designed with the purpose of facilitating connectivity: people-to-people, things-to-things and people-to-things. We believe that our products are better, faster and less expensive than our competitors’ products since:

•	the Airbee Lite, with incorporation of the IEEE 802.15.3 specification, is 22 times faster than Bluetooth. The minimum speed for IEEE 802.15.3 is 22 Mbps whereas Bluetooth is about 1 Mbps. Airbee Zoom UWB will function at up to 55 Mbps

•	the Airbee products are 60%+ less expensive than comparable product alternatives

•	the Airbee products provide more reliable performance over three times the range for voice and data, with very low power consumption

•	the Airbee component is bundled into the products of manufacturers (i.e., “Airbee inside...”)

•	the Airbee product has multiple applications targeted at massive volume markets

     We do not manufacture products in which our connectivity software is embedded. Instead, we license our connectivity software to third parties, such as microprocessor manufacturers and various OEM manufacturers. We rely upon the quality assurance programs and internal monitoring of quality control of our customers.

Research and Development

     Since our acquisition of Connexus, our research and development is conducted in Chennai, India. Since that time, we have spent approximately $1.4 million in development of the product base which exists as of this filing. We have extended our operations and added staff in the last two months to expedite the development process and accelerate the product availability to the market.

Intellectual Property

     Our success and ability to compete is dependent in large part upon our unique technology, some of which is patent-pending and some of which has yet to be filed for patent protection. We believe that our success is more dependent upon our technical expertise than our proprietary rights. We rely upon a combination of patent, copyright, trademark and trade secret laws and contractual restrictions to protect our proprietary technology. As a result of the likelihood of competition from other companies, protecting the Company’s intellectual property is essential. It may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization or develop similar technology independently. The first patent filed by the Company is entitled "A Power-Optimal Coding Scheme for Transmission and Reception of Asynchronous Wireless Data Stream Using a FIFO Driven Standard Serial Port.”

Competition

     We believe that we have only two direct competitors which are also active in licensing their intellectual property. Both companies are privately held. To the best of our present knowledge, there are no dominant competitors within our target market for licensing ZigBee-compliant applications for wireless voice, data and video communications. As the market is certainly in the early stages of its own development, as it evolves, we do expect the competitive field to broaden markedly.

1)	One privately held competitor has developed a device which it calls a “mote.” This device is supposedly capable of simple evaluation of conditions and events, and wireless communication to relay information and raise alerts. Target markets include asset management and environmental applications.

2)	The second privately held competitor provides embedded software and centralized management solutions for wireless sensors and control networks based on ZigBee. It’s two principal products are the a stack and tool set. Target markets include home automation, building automation, industrial automation, consumer electronics (i.e., wireless remote controls, gaming consoles), and asset management.

Governmental Approvals

     We do not believe that there is a need for any specific government approval for any of our software products. Our radio frequency integrated circuit product will be sold to OEM customers who will integrate the product into their own products that may be required to adhere to certain Federal Communications Commission section requirements because it does in fact contain a radio transmitter. We believe that the OEM customers will obtain any required licensing as applicable in any particular country.

Employees

     As of June 30, 2004, we employed twenty two full-time employees and one part-time employee. From time to time, we utilize various contractors. We have no collective bargaining agreements with our employees.

Item 2. Management’s Discussion and Analysis or Plan of Operation

     This “Management’s Discussions and Analysis or Plan of Operation” section should be read in conjunction with the other sections of this Form 10-SB, including “Business” and “Financial Statements.” This section contains a number of forward looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described through this filing.

Overview

     We were formed in 2002 precedent to the acquisition of Singapore-based Connexus Technologies (Pte.) Ltd. in September 2002, whereupon the Airbee product line was established in concept. With this acquisition, we obtained core software designs and expertise to engineer and develop our portfolio of wireless connectivity products for short-range voice, data and video communications. We have designed several networking topology software models around a proprietary protocol, including peer-to-peer, star, mesh and mobile mesh topologies. These protocols were updated to meet the IEEE 802.15.4 standard, which was approved in October 2003, and will be further updated to comply with the emerging ZigBee standard when released by the ZigBee Alliance in the third quarter of 2004. To date, two of four core products have been completed at the proprietary protocol level. Further, we plan to develop an Ultra Wide Band (UWB) product which will have steaming video, voice and data capability later in 2004.

     In March 2004, we joined the ZigBee Alliance which is an association of 60 companies working together to enable reliable, cost-effective, low-power, wirelessly networked, monitoring and control products based on an open global standard. When this standard is released, we expect that there will be a significant demand for Airbee’s ZigBee compliant products.

     We have expanded our development center in Chennai, India by hiring ten additional technical software engineers. Another ten software engineers are expected to join our development center during the during the next fiscal quarter. An additional 20 to 30 software engineers expected to join us during the subsequent 12 months. We also expect to recruit three more marketing and sales personnel to complement the two people now on staff. Additional marketing personnel will be deployed geographically to cover European and Asian markets, as well as the U.S.

     We have $5,000 of revenue and an operating loss in excess of $568,311 as of December 31, 2003. We have signed several licensing and joint development agreements with prospective clients and are in the process of placing our software onto five different hardware platforms (i.e., Motorola, Texas Instruments, Chipcon, Intel, and WinEdge & Wireless). Once completed in the third quarter of 2004, purchase orders are expected to commence. We are in discussions with a financing source for a meaningful injection of growth capital, the majority of which is expected to fund an aggressive sales and marketing initiative.

Results of Operations:

     Airbee Wireless commenced operations on August 9, 2002 and continues to be a development stage company. The fiscal year ended December 31, 2002 included less than five months of operations with the primary emphasis being completion of the technical specifications for our portfolio of software products and recruitment of programmers with a view to commencing the writing of software code in November 2002. Therefore, there can be no direct or meaningful comparison between the five months of Fiscal 2002 with the twelve months of Fiscal 2003. There were no material changes in the financial condition of the Company between Fiscal 2002 and Fiscal 2003.

     For Fiscal 2003, the Company generated consolidated revenues of $5,081 from software project services provided to third parties resulting in a loss from operations of $501,913. All consulting for third parties was halted in order to focus the Company’s resources on developing its own portfolio of software for wireless communications. Non-operating expenses of $411,712 were incurred with the private offering pursuant to the Securities Act of 1933, Rule 504 of Regulation D. Net loss applicable to common shares was $980,023 or $0.08 per weighted average number of common shares outstanding. Consolidated assets rose to $207,528 (FYE 2002: $61,805). Shareholders’ deficit stood at $598,436 (FYE 2002: $172,357) as a result of the aforementioned accumulated operating losses and costs associated with the direct offering.

     For the less than five months of operations during Fiscal 2002, the Company generated $5,027 of revenue from software project services to third parties resulting in an operating loss for the year of $155,109. Following the acquisition of Connexus Technologies Pte. Ltd. (subsequently renamed Airbee Wireless Pte. Ltd.), management wrote down acquired assets by the amount of $127,974. Net loss before taxes was $284,857, or $0.03 per weighted average number of common shares outstanding.

     For six months ended June 30, 2004, the Company recorded an operating loss of $400,726 (June 30, 2003: operating loss of $169,897) on nil revenues (June 30, 2003: $5,036). The operating loss is attributable to continuing product development for products to be released during the third quarter of Fiscal 2004 upon the release of the ZigBee standard by the ZigBee Alliance. Consolidated assets rose to $328,013 while consolidated liabilities stood at $824,526. Shareholders’ deficit rose to $496,513.

     With the ZigBee Alliance releasing version 0.92 of its international standard for wireless voice and data communications on July 29, 2004, management expects to begin booking revenues in the late fourth quarter of Fiscal 2004 or early first quarter of 2005 following the testing and certification of Airbee’s software for embedding on microprocessors.

Liquidity and Capital Resources:

     As of June 30, 2004, we have cash and cash equivalents of approximately $119,629. Our management has been our principal source of funding, investing $1,326,000 in the form of equity and loans. In the second quarter of Fiscal 2004 we received $505,000 via a private placement of our common stock under Securities Act of 1933, Rule 504 of Regulation D with Dolphin Bay Capital, Inc. of Dallas, Texas. Proceeds from the placement were applied to product development.

Item 3. Property

     Our principal executive offices are located in approximately 624 square feet of office space at 9400 Key West Avenue, Rockville, MD 20850. The term of the lease is month-to-month at $2,120 per month.

     We lease approximately 3,000 square fee of office space at 92 Dr. Natesan Road, 2nd Floor, Mylapore, Chennai 600004, Tamil Nadu, India. The lease commenced on May 1, 2004 and is for a term of 36 months at $1,571 per month for the first 24 months and $1,650 for the subsequent 12 months. We have an option to purchase said space which expires at the end of October, 2004.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information regarding the beneficial ownership of our common stock as of June 30, 2004 for:

•	each person known by us to own beneficially more than 5% of our of common stock;

•	each of our directors;

•	each of our executive officers; and

•	all directors and executive officers as a group.

     The percentage of beneficial ownership for the following table is based on 53,964,943 shares of common stock outstanding on the date of this registration statement.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this registration statement are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

     Unless otherwise indicated below, to our knowledge, all persons and entities listed below have sole voting and investment power over their shares of common stock, except to the extent that individuals share authority with spouses under applicable law. Unless otherwise indicated below, the address for the persons and entities listed below is 9400 Key West Avenue, Rockville, MD 20850.

	Shares
	Beneficially		Percent
Name and Address	Owned		of Class
Sundaresan Raja	29,125,000	(1)	54.0%

E. Eugene Sharer	7,359,350	(2)	13.6%

Ram Satagopan	4,343,885	(3)	8.0%

Richard P. Sommerfeld, Jr.	2,964,756	(4)	5.5%

Roger Pavane	250,000		*

Srini Krishnamurthy	500,000		*

Dolphin Bay Capital, Inc.(5)	2,825,876		5.2%

All Directors and Officers as a Group (6 Persons)	44,792,991		83.1%

*	Less than 1%.
(1)	Includes 7,500,000 shares of common stock underlying options exercisable at $.00004 per share.
(2)	Includes 6,000,000 shares of common stock underlying options exercisable at $.00004 per share.
(3)	Includes 62,500 shares of common stock underlying options exercisable at $.00004 per share.
(4)	Includes 996,951 shares of common stock underlying options exercisable at $.04 per share.
(5)	Voting control held by Thomas Richfield and Carlos Pichardo. Address is 5710 LBJ Freeway, Suite 215 Dallas, TX 75240.

Item 5. Directors, Executive Officers, Promoters and Control Persons

     Our directors hold office until the next annual meeting of our shareholders and until their successors have been elected and qualified. Our officers are appointed by our directors.

     Our directors and executive officers and their ages as of this registration statement are as follows:

Name	Age	Position
Sundaresan Raja	41	President and Chief Executive Officer, Director
E. Eugene Sharer	70	Chief Operating Officer, Secretary, Director
Ram Satagopan	39	Vice President & Chief Technology Officer
Richard P. Sommerfeld, Jr.	51	Chief Financial Officer
Roger M. Pavane	46	Vice President, Marketing & Sales
Srini Krishnamurthy	45	Vice President, Business Development
Exhibit 3.1 Certificate Of Incorporation
Exhibit 3.3 Bylaws
Exhibit 4.1 Equity Incentive Plan
Ex-4.2 Form Of Promissory Note
EX-10.1 EMPLOYMENT AGREEMENT SUNDARESAN RAJA
EX-10.2 EMPLOYMENT AGREEMENT EUGENE SHARER
EX-10.3 EMPLOYMENT AGREEMENT RAMANUJAM SATAGOPAN
EX-10.4 EMPLOYMENT AGREEMENT RICHARD SOMMERFIELD
EXHIBIT 21.1 SUBSIDIARIES OF THE REGISTRANT

     The following is a brief description of the background of our directors and executive officers.

     Sundaresan Raja. Mr. Sundaresan has served as our President and Chief Executive Officer since our founding in 2002. From 1992 through 2000, Mr. Sundaresan founded and served as CEO of Intelligent Systems, Inc. and Intelligent Systems (India) Pvt. Ltd., companies principally involved in customizing software. Intelligent Systems, Inc. filed for Chapter 11 bankruptcy protection in 1998, which was subsequently moved to Chapter 7. Operations of Intelligent Systems, Inc. ceased in March 2000. Mr. Sundaresan has over 22 years experience in information technology related businesses and as an independent consultant to both private and government organizations. In this capacity, he provided technical resources as consultants to other technology companies and developed several commercial software products for the mailing and shipping industry. He has provided consulting services to several fortune 500 companies. He holds an MS (Management Information Systems) from The American University, an MBA from Johns Hopkins University and an MS (Mathematics) from the Madras University in India.

     E. Eugene Sharer. Mr. Sharer has served as our Chief Operating Officer and a Director since our founding in 2002. Prior to joining our company, Mr. Sharer worked for more than 17 years as President and/or Chief Operating Officer of information technology companies, most recently as President and Vice Chairman of Complete Wellness Centers, Inc., a public health care company, from March 1996 to February 1999. From February 1999 through August 2002 he formed Sharer Associates, Inc., a management consulting company. Since 1999 Mr. Sharer has served as a director of Digital Dominion, a financial services technology company. From 1991 to 1995, he was president of ROW Sciences, a government contracting firm specializing in supporting the FDA and the Department of Health and Human Services. He was President of Calculon Corporation from 1985 to 1989 and Director of the ORI Group. Prior to that, he was executive Vice President and Director of Iverson Technologies, a specialized computer manufacturer from 1989 to 1991. He was Vice President of Systems Group, Computer Sciences Corporation from 1981 to 1985 and served with IBM in various management positions. He has also served on the Executive Committee of the Technology Council of Maryland and served two terms on the Industrial and Professional Advisory Committee of Penn State’s Department of Computer Science and Engineering. He graduated from Penn State with a BS (Electrical Engineering) and did graduate work at Syracuse University.

     Ram Satagopan. Mr. Satagopan has served as our Chief Technology Officer since September 2002. From October 2000 through September 2002, he served as Chief Executive Officer of Connexus Technologies (Singapore) Ptd. Ltd. and from October 2000 through September 2002 he also served as Managing Director of Connexus Technologies (India) Pvt. Ltd. The Connexus Technologies entities were acquired by our company in August of 2002. Prior to joining our company, Mr. Satagopan worked for over 14 years with companies selling telecom software products, most recently serving as a Technology Director of Motorola Electronics-Singapore, from January 1992 to September 2000. Mr. Satagopan has led product teams to roll-out wireless products for Motorola worldwide, including its popular Scriptor series of pager products and the latest low-cost “Talk-about” GSM cellular radios. Mr. Satagopan played a key role in evolving the ISCLAP (Indian Standard Code for Language Paging) paging protocol standard for the Indian market and in rolling out language pagers in India. Among his 8 published patents, one is for synchronous dynamic code generation for secure remote access to a computer system and another is for a method to achieve horizontal and vertical zoom on a display device by selective segment duplication. Mr. Satagopan holds a BS (Electrical Engineering) from India and an MA (Management of Technology) from the Graduate School of Business, National University of Singapore.

     Richard P. Sommerfeld, Jr. Mr. Sommerfeld has served as Chief Financial Officer since September 2003. Prior to joining our company, Mr. Sommerfeld served as Chief Executive Officer of Digital Dominion, Inc., a financial services company from 2000 to 2003. He also served as Chief Operating Officer of Data Mining Technologies, Inc., a Data Mining software company, from 1999 to 2000. From 1996 to 1998, Mr. Sommerfeld served as Chief Executive Officer of Dransfield Food & Beverage Holdings, Ltd., an international consumer goods company based in Hong Kong. Mr. Sommerfeld also currently serves as director of Digital Dominion, Inc. and Vice President of Potomac Capital, Inc., an investment fund company. Mr. Sommerfeld holds a Masters of Public and International Affairs from the University of Pittsburgh and a BA (International Studies) from Virginia Tech.

     Roger M. Pavane. Mr. Pavane joined us June 1, 2004 as Vice President, Marketing and Sales. He has over 20 years of management experience in the telecommunications and wireless technology industry. He served as Vice President North American Sales of TruePosition, a Liberty Media owned company, from 2000 to January 2004. He also previously served as Vice President Global Sales of ORA Electronics, a wireless technology design and manufacturing corporation from 1995 to 2000. From 1990 to 1996, Mr. Pavane served as corporate Vice President at Telecom Products Group International, with responsibility for the Financial Technology Group. Mr. Pavane served as an executive at LP Communications in 1986, which was later acquired by Tektronix in 1990. Prior to LP Communications he held sales and marketing management positions at Reuters and Satellite Business Systems. Mr. Pavane is a graduate of City University of New York (CUNY), New York.

     Srini Krishnamurthy. Mr. Krishnamurthy joined our company as Vice President of Business Development in July 2004. Since January 2003, he has also served as partner of GTT Inc., a management consulting firm. He currently serves on the board of directors of GTT Inc. From June 1998 through 2003 he served as Chief Marketing Officer of Optim Systems, a software company. Mr. Krishnamurthy received a masters degree in computer and information science from the New Jersey Institute of Technology. He also holds a Bachelor of Science in Physics and a Master of Science degree in electrical engineering from Osmania University, Hydrabad, India.

Audit Committee

     The Company does not presently have an audit committee or an audit committee financial expert on its Board of Directors. The Company has not generated revenue from its operations nor had the financial ability to attract the requisite Board expertise.

Code of Ethics

     The Company does not presently have a Code of Business Conduct and Ethics.

Item 6. Executive Compensation

Summary Compensation Table.

     The following table sets forth the annual and long-term compensation for services in all capacities for the fiscal years ended December 31, 2003 and 2002, paid to our most highly compensated executive officers.

Summary Compensation Table

	Annual Compensation			Long Term Compensation
				Awards
				Restricted	Securities
				Stock	Underlying	All Other
Name and Principal Position	Year	Salary	Bonus	Award(s)	Options(#)	Compensation
Sundaresan Raja (1)	2003	$150,000	$50,000	—		—
Chief Executive Officer and	2002	$150,000	$18,750	—	10,000,000	—
President

E. Eugene Sharer (2)	2003	$120,000	$50,000	—		—
Chief Financial Officer	2002	$120,000	$18,750	—	8,000,000	—

Ram Satagopan (3)	2003	S$136,000	S$51,000	—		—
Chief Technology Officer	2002	S$136,000	S$17,000	—	375,000	—

Richard P. Sommerfeld, Jr. (4)	2003	$100,000	$8,333	—		—
Chief Financial Officer	2002	—	—	—	3,000,000	—

(1)	Sundaresan Raja joined us in August 2002 as President and Chief Executive Officer. Mr. Raja is paid a base salary of $150,000 and is eligible to receive an annual bonus with a formula based on the operating results of the Company. He was issued a stock option for 10,000,000 shares exercisable at $0.00004 per share.

(2)	E. Eugene Sharer joined us in August 2002 as Chief Operating Officer. Mr. Sharer is paid a base salary of $120,000 per year and is eligible to receive an annual bonus with a formula based on the operating results of the Company. He was issued a stock option for 8,000,000 shares exercisable at $0.00004 per share.

(3)	Ram Satagopan joined us in September 2002 as our Chief Technology Officer. Mr. Satagopan is paid a base salary of S$136,000 (approx. US $80,000) and is eligible to receive an annual bonus with a formula based on the operating results of the Company. He was issued a stock option for 375,000 shares exercisable at $0.00004 per share.

(4)	Richard P. Sommerfeld, Jr. joined us in September 2003 as Chief Financial Officer. Mr. Sommerfeld is paid a base salary of $100,000 and is eligible to receive an annual bonus with a formula based on the operating results of the Company. He was issued a stock option for 3,000,000 shares exercisable at $0.04 per share.

Stock Option Issuances During Last Fiscal Year

     The table below provides a summary of individual grants of stock options made during the last fiscal year ended December 31, 2003 to each of the named officers included in the Summary Compensation Table above.

Percentage of Total
	Number of Shares of	Options Granted to
	Common Stock	Officers and
Name	Underlying Options	Employees	Exercise Price	Expiration Date
Sundaresan Raja	None	—	—	—
Ram Satagopan	None	—	—	—
E. Eugene Sharer	None	—	—	—
Richard P. Sommerfield, Jr.	3,000,000	100%	$0.04	9/1/08

Aggregated Option Exercises In Last Fiscal Year And Fiscal
Year-End Option Values

     The following table sets forth certain information concerning the number and value of securities underlying exercisable and unexercisable stock options as of the fiscal year ended December 31, 2003 by our executive officers listed in the Summary Compensation Table above.

			Number of Securities Underlying	Value of Unexercised
	Number of Shares		Unexercised Options at	In-the-Money Options at
	Acquired on	Value	December 31, 2003(1)	December 31, 2003(1)
Name	Exercise	Realized	Exercisable/Unexercisable	Exercisable/Unexercisable
Sundaresan Raja	0	$0	5,000,000/5,000,000	$5,000,000/5,000,000
Ram Satagopan	124,980	$124,980	0/250,010	$0/$250,000
E. Eugene Sharer	2,497,665	$2,497,665	1,502,135/4,000,000	$1,502,135/4,000,000
Richard P. Sommerfeld, Jr.	1,842,805	$1,842,805	996,951/0	$996,951/0

________________

(1)	The value of unexercised in-the-money options at fiscal year end is calculated using the last sale price of $1.00 per share as of December 31, 2003, the last trading day of fiscal year 2003 as reported on the Pink Sheets.

Compensation of Directors

     We have no standard arrangement pursuant to which our Directors are compensated for services provided as a Director.

Employment Agreements

     We have entered into employment agreements with certain of our key executives as follows:

     Sundaresan Raja joined us on August 16, 2002 as President and Chief Executive Officer. Mr. Sundaresan is paid a base salary of $150,000 per year and is eligible to receive an annual bonus with a formula based on our operating results. Mr. Raja is guaranteed a minimum bonus of $50,000 per annum and up to a maximum of 150% of his current base salary. The agreement expires on September 1, 2005. In addition to his salary, Mr. Raja is entitled to participate, to the extent he is eligible under the terms and conditions thereof, in any profit sharing, pension, retirement, hospitalization, insurance, disability, medical service or other employee benefit plan available to the executive officers of our company. Mr. Raja is also entitled to four weeks of paid vacation in respect of each twelve month period during the term of his employment agreement. Mr. Raja was issued 10,000,000 options with a $0.00004 strike price with a “cashless” exercise provision, which are exercisable for a 5 year term, vesting as follows:

2.5 million vest immediately at effective date of employment agreement;
2.5 million vest after 1 year of service;
2.5 million vest after 2 years of service;
remaining 2.5 million vest after 3 years of service.

     In the event that Mr. Raja is terminated without cause, all stock options above then earned shall immediately be vested at the time of termination. Additionally, in the event of a Change of Control of the Company, consisting of an entity, group, corporation, or individual acquiring over 50% of the voting shares of the company, or a Change of Control as defined by the Securities and Exchange Commission, it is understood that all earned and as of then unvested options shall immediately be vested.

     E. Eugene Sharer joined us on August 16, 2002 as Chief Operating Officer and a member of our Board of Directors. Mr. Sharer is paid a base salary of $120,000 per year and is eligible to receive an annual bonus with a formula based on our operating results. Mr. Sharer is guaranteed a minimum bonus of $50,000 per annum and up to a maximum of 150% of his current base salary. The agreement expires on September 1, 2005. In addition to his salary, Mr. Sharer is entitled to participate, to the extent he is eligible under the terms and conditions thereof, in any profit sharing, pension, retirement, hospitalization, insurance, disability, medical service or other employee benefit plan available to the executive officers of our company. Mr. Sharer is also entitled to four weeks of paid vacation in respect of each twelve month period during the term of his employment agreement. Mr. Sharer was issued 8,000,000 stock options with a $0.00004 strike price with a “cashless” exercise provision, which are exercisable for a 5 year term, vesting as follows:

2.0 million vest immediately at effective date of employment agreement;
2.0 million vest after 1 year of service;
2.0 million vest after 2 years of service;
remaining 2.0 million vest after 3 years of service.

     In the event that Mr. Sharer is terminated without cause, all stock options above then earned shall immediately be vested at the time of termination. Additionally, in the event of a Change of Control of the Company, consisting of an entity, group, corporation, or individual acquiring over 50% of the voting shares of the company, or a Change of Control as defined by the Securities and Exchange Commission, it is understood that all earned and as of then unvested options shall immediately be vested.

     Ram Satagopan joined us on September 15, 2002 as our Chief Technology Officer. Mr. Satagopan is paid a base salary of S$136,000 (approx. US $80,000) and is eligible to receive an annual bonus with a formula based on our operating results. Mr. Satagopan is guaranteed a minimum bonus of $30,000 per annum and up to a maximum of 150% of his current base salary. The agreement expires on October 1, 2007. In addition to his salary, Mr. Satagopan is entitled to participate, to the extent he is eligible under the terms and conditions thereof, in any profit sharing, pension, retirement, hospitalization, insurance, disability, medical service or other employee benefit plan available to the executive officers of our company. Mr. Satagopan is also entitled to four weeks of paid vacation in respect of each twelve month period during the term of his employment agreement. Mr. Satagopan was issued 375,000 stock options with a $0.00004 strike price with a “cashless” exercise provision, which are exercisable for a 5 year term , vesting as follows:

62,500 vest immediately at effective date of employment agreement;
62,500 vest after 1 year of service;
62,500 vest after 2 years of service;
62,500 vest after 3 years of service;
62,500 vest after 4 years of service;
remaining 62,500 vest after 5 years of service.

     In the event that Mr. Satagopan is terminated without cause, all stock options above then earned shall immediately be vested at the time of termination. Additionally, in the event of a Change of Control of the Company, consisting of an entity, group, corporation, or individual acquiring over 50% of the voting shares of the company, or a Change of Control as defined by the Securities and Exchange Commission, it is understood that all earned and as of then unvested options shall immediately be vested.

     Richard P. Sommerfeld, Jr. joined us on September 1, 2003 as Chief Financial Officer. Mr. Sommerfeld is paid a base salary of $100,000 and is eligible to receive an annual bonus with a formula based on our operating results. Mr. Sommerfeld is guaranteed a minimum bonus of $25,000 per annum and up to a maximum of 150% of his current base salary. The agreement expires on August 31, 2006. In addition to his salary, Mr. Sommerfeld is entitled to participate, to the extent he is eligible under the terms and conditions thereof, in any profit sharing, pension, retirement, hospitalization, insurance, disability, medical service or other employee benefit plan available to the executive officers of our company. Mr. Sommerfeld is also entitled to four weeks of paid vacation in respect of each twelve month period during the term of his employment agreement. Mr. Sommerfeld was issued 3,000,000 stock options with a $0.04 strike price with a “cashless” exercise provision, which are exercisable for a 5 year term all of which are currently vested by action of the board of directors.

     In the event that Mr. Sommerfeld is terminated without cause, all stock options above then earned shall immediately be vested at the time of termination. Additionally, in the event of a Change of Control of the Company, consisting of an entity, group, corporation, or individual acquiring over 50% of the voting shares of the company, or a Change of Control as defined by the Securities and Exchange Commission, it is understood that all earned and as of then unvested options shall immediately be vested.

Item 7. Certain Relationships and Related Transactions

     The Company entered into convertible promissory notes with some of its officers as described below who have amounts outstanding with the Company. These amounts accrue interest at 6% annually. As of June 30, 2004, the Company has $600,879 outstanding under these notes. There is $32,258 in accrued interest on these amounts outstanding. The notes are due on December 31, 2004 and may be converted into shares of our common stock at the option of our Company, the value of which will be the five day trading average closing bid price of our common stock prior to date of conversion. Amounts due to affiliates is as follows:

Sundaresan Raja	$275,000

E. Eugene Sharer	$233,750

Richard Sommerfeld	$41,666

Ramanujam Satagopan	$37,500

Item 8. Description of Securities

Common Stock

     We are authorized to issue 200,000,000 shares of common stock, par value $.00004 per share, of which 41,653,357 shares were issued and outstanding as of the date of this registration statement. The currently issued and outstanding shares of common stock are fully paid and non assessable. Holders of the shares of common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of shareholders. The shares of common stock do not have cumulative voting rights or preemptive rights and there are no redemption or conversion privileges. Holders of common stock are entitled to receive ratably such dividends as we may declare and to participate ratably in the distribution of any assets legally available for distribution with respect to the common stock. We do not expect to pay dividends for the foreseeable future.

Preferred Stock

     Our Certificate of Incorporation does not provide for the issuance of preferred stock.

Stock Options

     On August 16, 2002, we adopted the Airbee Wireless, Inc. 2002 Stock Option Plan. We have designated 30,000,000 shares of common stock for our employee stock option plan. To date, 24,375,000 options have been issued under this plan, of which 4,625,904 options have been exercised as of the date of this registration statement. As of the date of this registration statement, 22,749,096 options are outstanding under the plan. The plan provides for the grant of options to key employees, including officers, and to non-employee directors and consultants. The purpose of this plan is to attract and retain persons eligible to participate in the plan, motivate participants to achieve our long-term goals by further aligning the interests of participants with those of our stockholders through compensation that is directly linked to the profitability of our business and increases in stockholder value. These options are intended to qualify either as incentive stock options within the meaning of Section 422 of the Internal Revenue Code, or as non-statutory stock options, which are options that are not intended to meet the requirements of that section of the Internal Revenue Code.

     The plan is administered by the compensation committee. Under the plan, our compensation committee has the authority to determine: the persons to whom options will be granted, the number of shares to be covered by each option, exercise price of each option, whether the options granted are intended to be incentive stock options, the manner of exercise, and the time, manner and form of payment upon exercise of an option. The plan permits the issuance of options with “cashless” exercise provisions.

     Incentive stock options granted under the plan may not be granted at a price less than the fair market value of our common stock on the date of grant (or less than 110% of the fair market value in the case of employees holding 10% or more of our voting stock). Non-statutory options may be granted at an exercise price established by our board of directors, but cannot be less than par value per share of our common stock. Incentive stock options granted under the plan must expire not more than ten years from the date of grant, and not more than five years from the date of grant in the case of incentive options granted to an employee who holds 10% or more of our voting stock.

     The plan terminations on August 16, 2012.

     In addition, options and warrants granted to two individuals outside of our plan by us remained outstanding as of December 31, 2003 (“Non-Plan Grants”). Of these Non-Plan Grants, 700,000 warrants were held by a former member of our board of directors, and 20,000 warrants were held by an outside investor. Such Non-Plan Grants were made pursuant to the terms of option or warrant agreements, as applicable, with each such grant authorized by the board. The Non-Plan Grants have not been approved by our stockholders.

PART II

Item 1. Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchase of Equity Securities

     Our common stock is quoted on the Pink Sheets Over-the-Counter securities market under the symbol “ABEW.” On August 24, 2004, the closing sale price of our common stock was $.25.

     The following table sets forth the high and low sales prices for the common stock for each calendar quarter since our stock began trading on January 28, 2004, as reported by the National Quotation Bureau, and represent interdealer quotations, without retail markup, markdown or commission and may not be reflective of actual transactions.

	Price Per Share
	High	Low
2004
January 2004 – March 2004	$1.00	$0.20
April 2004 – June 2004	$0.62	$0.30

     There are currently 41,653,357 shares of our common stock outstanding. 5,651,239 of our outstanding shares of common stock are free trading. The remaining shares of our common stork are defined as restricted stock under the Securities Act. Of the 41,653,357 shares currently outstanding, 34,059,416 shares are owned by our affiliates, as that term is defined under the Securities Act. Absent registration under the Securities Act, the sale of our remaining outstanding shares is subject to Rule 144. Under Rule 144, if certain conditions are satisfied, a person (including any of our affiliates) who has beneficially owned restricted shares of common stock for at least one year is entitled to sell within any three month period a number of shares up to the greater of 1% of the total number of outstanding shares of common stock, or if the common stock is quoted on Nasdaq, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of ours for at least three months immediately preceding the sale, and who has beneficially owned the shares of common stock for at least two years, is entitled to sell the shares under Rule 144 without regard to any of the volume limitations described above. As of the date of this offering, none of our shares of common stock are eligible for resale under Rule 144.

Stockholders

     As of June 30, 2004, we believe there were approximately 775 holders of record of our common stock.

Dividends

     We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future.

Equity Compensation Plan Information

     The table below provides information relating to all of our outstanding options and warrants, including options authorized for issuance under our employee stock option plan.

			Number of securities remaining
	Number of securities to be		available for future issuance
	issued upon exercise of	Weighted-average exercise	under equity compensation
	outstanding options, warrants	price of outstanding options,	plans (excluding securities
	and rights	warrants and rights	reflected in column (a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	16,969,096	$0.011	13,030,904

Equity compensation plans not approved by security holders	0	0	0

Total	16,969,096		13,030,904

Employee Stock Option Plan

     Effective August 18, 2002, our board of directors and a majority of our shareholders approved the Airbee 2002 Stock Option Plan. The plan is summarized under Item 8 above.

Item 2. Legal Proceedings

     On July 13, 2004, we received a summons to appear on July 29, 2004 in County Court, Denver County or file an answer to the summons by that date. The complaint alleges that the company used a telephone facsimile machine, computer or other device to send unsolicited advertisements to the facsimile machine of Buddy Brown without having obtained prior express permission to do so. The company disclaims any knowledge of, nor sent, any facsimile advertisements to such individual and intends to vigorously defend itself from the allegations in the suit.

Item 3. Changes in and Disagreements with Accountants

     None.

Item 4. Recent Sales of Unregistered Securities

     Upon our inception we issued an aggregate of 8,650,000 founders shares of our common stock to Sundaresan Raja as founder of our company. These shares are valued at par. The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. The shares contain the appropriate legends restricting their transferability absent registration or applicable exemption. The shareholders received information concerning our company and had the ability to ask questions concerning our company.

     Upon our inception we also issued 543,820 shares of our common stock to our chief operating officer. These shares were valued at par. The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. The shares contain the appropriate legend restricting their transferability absent registration or applicable exemption. Our chief operating officer had access to information about our company and had the opportunity to ask questions about the company.

     On August 16, 2002, we issued options to purchase an aggregate of 18,375,000 shares of our common stock to three of our executive officers. The options were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. The options contain the appropriate legend restricting their transferability absent registration or applicable exemption. These officers had access to information about our company and had the opportunity to ask questions about our company.

     On October 18, 2002, we issued an aggregate of 1,662,562 shares of our common stock to the shareholder of Connexus Pte. Ltd. pursuant to our acquisition of 100% of the issued and outstanding capital stock of Connexus Pte. Ltd. At the time of our acquisition of Connexus Pte. Ltd., there was one shareholder of Connexus Pte. Ltd. The shares contain the appropriate legend restricting their transferability absent registration or applicable exemption.

     The shareholder of Connexus Pte. Ltd. received information concerning our company and the ability to ask questions concerning our company at the time of the acquisition.

     On October 18, 2002, we issued 20,000 shares of our common stock and 20,000 warrants to Sujatha Mahalingham in consideration of $10,000. The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. The shares issued contain a legend restricting their transferability absent registration or applicable exemption. Each investor had access to information concerning our company and had the ability to ask questions about our company at the time of the purchase.

     On May 30, 2003, we issued an aggregate of 200,000 shares of our common stock and 200,000 warrants to an independent director for $44,000 investment in the company (the director subsequently resigned from our board). The shares were valued at $.22. This investor was deemed an accredited investor as defined under Regulation D. The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. The shares issued under the private placement contain a legend restricting the transferability absent registration or applicable exemption. The investors had access to information concerning our company and had the ability to ask questions at the time of the stock issuances.

     On August 22, 2003, we issued an aggregate of 200,000 shares of our common stock and 500,000 warrants to an independent director for $44,000 investment in the company (the director subsequently resigned from our board). The shares were valued at $.22. This investor was deemed an accredited investor as defined under Regulation D. The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. The shares issued under the private placement contain a legend restricting the transferability absent registration or applicable exemption. The investors had access to information concerning our company and had the ability to ask questions at the time of the stock issuances.

     On August 25, 2003, we issued 22,667 shares of our common stock pursuant to the conversion of a note payable to Sujatha Mahalingham. The shares were valued at $.50. The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. The note holder had access to current information concerning our company and had the ability to ask questions concerning our company. The shares were issued pursuant to the conversion contain in a legend restricting their transferability absent registration or applicable exemption.

     On August 4, 2003, we issued 50,000 shares of our common stock to our chief financial officer. These shares were valued at par for services rendered to the company. The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. Our chief financial officer is deemed to be an accredited investor as defined under the Securities Act. The shares issued to our chief financial officer contain the applicable legends restricting their transferability absent registration or other exemption. Our chief financial officer had access to information concerning our company and the ability to ask questions about our company at the time of the stock issuance.

     On September 1, 2003, we issued options to purchase 3,000,000 shares of our common stock to an officer of our company. The options were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. The options contain the appropriate legends restricting their transferability absent registration or applicable exemption. The officer received information concerning our company and had the ability to ask questions concerning our company.

     On September 30, 2003, a majority of our shareholders and all of the members of our board of directors approved a 2.5-for-1 forward split of our common stock. Pursuant to the forward split, an additional 17,023,574 of our common stock were issued. The issuances of common stock reflected below reflect the forward split.

     On November 19, 2003, we issued an aggregate of 1,842,805 shares of our common stock to one option holder pursuant to the exercise of options held by this individual. The options were exercisable at $.04. The shares of common stock issued upon the exercise contained a legend restricting their transferability absent registration or applicable exemption. The share were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. The option holders had access to information concerning our company and the ability to ask questions about our company at the time of their option exercise.

     On December 4, 2003, we issued an aggregate of 2,622,645 shares of our common stock to two option holders pursuant to the exercise of options held by these individuals. The options were exercisable at par value. The shares of common stock issued upon the exercise contained a legend restricting their transferability absent registration or applicable exemption. The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. The option holders had access to information concerning our company and the ability to ask questions about our company at the time of their option exercise.

     On January 14, 2004, we issued an aggregate of 651,999 shares of our common stock to David Stocker Trust Account in consideration of $26.08 for services rendered in 2003 as part of an initial Regulation D, Rule 504 offering at par value. The David Stock Trust Account was deemed an accredited investor as defined under Regulation D. The shares were issued pursuant to the exemption from registration provided by Regulation D, Rule 504 The investor received current information concerning our company and had the ability to ask questions about our company at the time of its investment.

     On January 23, 2004, we issued an aggregate of 4,999,240 shares of our common stock to Dolphin Bay Capital, Inc. in consideration of a promissory note in the amount of $999,848, of which $505,000 has been paid to date. The balance of the note is in default and demand for payment has been made. They were deemed an accredited investor as defined under Regulation D. The shares were issued pursuant to the exemption from registration provided by Regulation D, Rule 504 and Section 5.I of the Texas Security Act, Rule 109.3.C.1 of the Texas Administrative Code. The investors received current information concerning our company and had the ability to ask questions about our company at the time of their investment.

     On June 1, 2004, we issued options to purchase 3,000,000 shares of our common stock to an executive officer. The options were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. The options contain the appropriate legends restricting their transferability absent registration or applicable exemption. The officer received information concerning our company and had the ability to ask questions concerning our company.

     On June 9, 2004, we issued 31,250 shares of our common stock to an investor in consideration of $10,000 investment in our Private Placement Memorandum. This investor was deemed accredited as defined under Regulation D. The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. The shares issued to the investor contain a legend restricting their transferability absent registration or applicable exemption. The investor had access to information concerning our company and had the ability to ask questions about our company at the time of the stock purchase.

Item 5. Indemnification of Directors and Officers

     Our certificate of incorporation, as amended, provides that we must, to the fullest extent permitted by the Delaware General Corporation Law, indemnify all persons whom it has the power to indemnify from and against all expenses, liabilities or other matters. Our by laws further provide that we shall indemnify our directors, officers, employees and agents to the fullest extent permitted by Delaware law. The indemnification provided in the by laws is expressly deemed to not be exclusive of any other rights to which a person seeking indemnification may otherwise be entitled. Our indemnification obligation applies where the party to be indemnified acted in good faith and in a manner such party reasonably believed to be in, or not opposed to, our best interests.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART F/S

AIRBEE WIRELESS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004 AND 2003

(UNAUDITED)

Condensed Consolidated Balance Sheet as of June 30, 2004	F-21

Condensed Consolidated Statements of Operations for the Six Months and Three Months Ended June 30, 2004 and 2003 with Cumulative Totals Since Inception	F-22

Condensed Consolidated Statement of Accumulated Comprehensive Income (Loss) for the Six Months Ended June 30, 2004 and 2003	F-23

Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2004 and 2003 with Cumulative Totals Since Inception	F-24

Notes to Condensed Consolidated Financial Statements	F-26

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Airbee Wireless, Inc.
Rockville, MD

We have audited the accompanying consolidated balance sheets of Airbee Wireless, Inc., a development stage company (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), accumulated comprehensive income and cash flows for the year ended December 31, 2003 and the period August 9, 2002 (inception) through December 31, 2002, with cumulative totals since the Company’s inception, for the statements of operations, changes in stockholders’ equity (deficit) and cash flows. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 13 to the consolidated financial statements, the Company has sustained operating losses and capital deficits that raise substantial doubt about its ability to continue as a going concern. Management’s operating and financing plans in regards to these matters are also discussed in Note 13. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Airbee Wireless, Inc., a development stage company as of December 31, 2003 and 2002, and the results of its statements of operations, changes in stockholders’ equity (deficit), accumulated comprehensive income and cash flows for the year and period then ended, and the cumulative totals since the Company’s inception, in conformity with accounting principles generally accepted in the United States of America.

/s/ BAGELL, JOSEPHS & COMPANY, L.L.C.
BAGELL, JOSEPHS & COMPANY, L.L.C.
Gibbsboro, New Jersey

May 20, 2004

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEETS
FOR THE YEAR ENDED DECEMBER 31, 2003 AND PERIOD ENDED
AUGUST 9, 2002 (INCEPTION) THROUGH DECEMBER 31, 2002

	2003	2002
ASSETS

Current Assets:
Cash and cash equivalents	$23,488	$16,093
Accounts receivable	—	9,861
Prepaid expenses and other current assets	9,553	1,607

Total Current Assets	33,041	27,561

Fixed assets, net of depreciation	8,215	7,728

Intangible assets	164,727	25,000
Other assets	1,545	1,516

	166,272	26,516

TOTAL ASSETS	$207,528	$61,805

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

LIABILITIES
Current Liabilities:
Notes payable – demand	$460,000	$129,167
Notes payable – other	50,000	60,000
Accounts payable and accrued expenses	256,888	44,995

Total Current Liabilities	766,888	234,162

Long-term Liabilities:
Due officer	39,076	—

Total Long-term Liabilities	39,076	—

Total Liabilities	805,964	234,162

STOCKHOLDERS’ EQUITY (DEFICIT)
Common stock, $.00004 and $.001 Par Value; 200,000,000 shares authorized 36,445,122 and 10,876,382 shares issued and outstanding	1,458	1,088
Additional paid-in capital	825,713	111,412
Accumulated comprehensive income	5,882	—
Deficit accumulated during the development stage	(1,264,880)	(284,857)

	(431,827)	(172,357)
Less: Treasury stock, 333,218 and 0 shares at cost	(166,609)	—

Total Stockholders’ Equity (Deficit)	(598,436)	(172,357)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$207,528	$61,805

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003 AND PERIOD ENDED
AUGUST 9, 2002 (INCEPTION) THROUGH DECEMBER 31, 2002
(WITH CUMULATIVE TOTALS SINCE INCEPTION)

			Cumulative Totals
			August 9, 2002
	2003	2002	to December 31, 2003
OPERATING REVENUES Sales	$5,081	$5,027	$10,108

COST OF SALES	—	—	—

GROSS PROFIT (LOSS)	5,081	5,027	10,108

OPERATING EXPENSES Compensation and professional fees	706,981	130,114	837,095
Research and development	61,492	3,679	65,171
Selling, general and administrative expenses	148,007	24,411	172,418
Depreciation and amortization	2,226	1,932	4,158

Total Operating Expenses	918,706	160,136	1,078,842

LOSS BEFORE OTHER (EXPENSE)	(913,625)	(155,109)	(1,068,734)

OTHER (EXPENSE) Impairment	—	(127,974)	(127,974)
Interest expense	(66,398)	(1,774)	(68,172)

Total Other (Expense)	(66,398)	(129,748)	(196,146)

NET LOSS BEFORE PROVISION FOR INCOME TAXES	$(980,023)	$(284,857)	$(1,264,880)
Provision for Income Taxes	—	—	—

NET LOSS APPLICABLE TO COMMON SHARES	$(980,023)	$(284,857)	$(1,264,880)

NET LOSS PER BASIC AND DILUTED SHARES	$(0.08164)	$(0.02954)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	12,004,771	9,641,903

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2003 AND PERIOD ENDED
AUGUST 9, 2002 (INCEPTION) THROUGH DECEMBER 31, 2002

	Common Stock		Additional Paid - In	Deficit Accumulated During the Development	Treasury
Description	Shares	Amount	Capital	Stage	Stock	Total
Balance, August 9, 2002	—	$—	$—	$	$—	$—

Issuance of initial founders’ shares	8,650,000	865	1,635	—	—	2,500

Shares issued for acquisition of Connexus Technologies Pte. Ltd.	1,662,562	166	99,834	—	—	100,000

Issuance of founders’ shares to chief operating officer	543,820	55	(55)	—	—	—

Issuance of common stock for cash	20,000	2	9,998	—	—	10,000

Net loss for the period	—	—		(284,857)	—	(284,857)

Balance, December 31, 2002	10,876,382	1,088	111,412	(284,857)	—	(172,357)

Issuance of common stock in private placement	400,000	40	87,960	—	—	88,000

Issuance of common stock in conversion of note payable	22,667	2	11,831	—	—	11,833

Issuance of founders’ shares to chief financial officer	50,000	5	(5)	—	—	—

Shares of common stock issued in the 2.5:1 stock split	17,023,573	1,702	(1,702)	—	—	—

Change in par value due to stock split	—	(1,702)	1,702	—	—	—

Shares issued for cash and services	3,784,814	151	430,561	—	—	430,712

Shares of common stock issued in exercise of options	4,287,686	172	166,437	—	(166,609)	—

Contribution of capital by officer	—	—	17,517	—	—	17,517
Net loss for the year	—	—	—	(980,023)	—	(980,023)

Balance, December 31, 2003	36,445,122	$1,458	$825,713	$(1,264,880)	$(166,609)	$(604,318)

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF ACCUMULATED COMPREHENSIVE INCOME FOR THE YEAR ENDED
DECEMBER 31, 2003 AND PERIOD AUGUST 9, 2002 (INCEPTION) THROUGH
DECEMBER 31, 2002

Balance, August 9, 2002	$—

Gain on foreign currency translation	—

Balance, December 31, 2002	—

Gain on foreign currency translation	5,882

Balance, December 31, 2003	$5,882

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003 AND PERIOD AUGUST 9, 2002 (INCEPTION)
THROUGH DECEMBER 31, 2002

(WITH CUMULATIVE TOTALS SINCE INCEPTION)

			Cumulative Totals
			August 9, 2002 to
	2003	2002	December 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES Net loss	$(980,023)	$(284,857)	$(1,264,880)

Adjustments to reconcile net loss to net cash used in operating activities

Depreciation	2,226	1,932	4,158
Issuance of stock options and warrants in exchange for compensation	—	—	—
Common stock issues for services	411,712	—	411,712
Services provided for equity	—	127,974	127,974
Common stock issues for settlement of vendor Payables	—	—	—
Reversal of payables	—	—	—
Gain on foreign currency transactions	5,882	—	5,882
Net change in net assets in acquisition of Connexus	—	(22,865)	(22,865)

Changes in assets and liabilities
Decrease in accounts receivable	9,861	9,512	19,373
(Increase) decrease in prepaid expenses and other assets	(7,946)	—	(7,946)
(Increase) in other assets	—	—	—
Increase in accounts payable and accrued expenses	211,893	7,730	219,623

Total adjustments	633,628	124,283	757,911

Net cash (used in) operating activities	(346,395)	(160,574)	(506,969)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of intangible assets	(139,727)	(25,000)	(164,727)
Acquisitions of fixed assets	(2,713)	—	(2,713)

Net cash (used in) investing activities	(142,440)	(25,000)	(167,440)

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2003 AND PERIOD AUGUST 9, 2002 (INCEPTION)
THROUGH DECEMBER 31, 2002

(WITH CUMULATIVE TOTALS SINCE INCEPTION)

			Cumulative Totals
			August 9, 2002
	2003	2002	to December 31, 2003
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from common stock issuances	$124,488	$12,500	$136,988
Proceeds from notes payable – other	—	60,000	60,000
Proceeds from notes payable – demand	332,666	129,167	461,833
Amounts due to officer	39,076	—	39,076

Net cash provided by financing activities	496,230	201,667	697,897

NET INCREASE IN CASH AND CASH EQUIVALENTS	7,395	16,093	23,488

CASH AND CASH EQUIVALENTS — BEGINNING OF PERIOD	16,093	—	—

CASH AND CASH EQUIVALENTS — END OF PERIOD	$23,488	$16,093	$23,488

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

CASH PAID DURING THE YEAR FOR:
Interest expense	$—	$—	$—

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:

Exercise of cashless stock options	$166,609	$—	$166,609

Common stock issues for services	$411,712	$—	$411,712

Conversion of notes payable and accrued interest to common stock	$11,833	$—	$11,833

Impairment of goodwill	$—	$127,974	$127,974

NOTE 1 — ORGANIZATION AND BASIS OF PRESENTATION

Airbee Wireless, Inc. (the “Company”), was incorporated in Delaware in 2002 to develop and supply cutting edge intelligent software that is generally embedded into microprocessors that allow manufactures of various products to create advanced wireless communications systems.

Focusing on its core competencies in the design and engineering of advanced wireless communications software, the Company believes that it is positioned to play a pivotal role in the convergence of various wireless communications applications through software embedded on silicon. The Company focuses on developing advanced technological solutions tailored to meet user requirements for specific end-user applications, providing the unwired features people want at work and at home.

In March 2004, Airbee became a member of The ZigBee Alliance. With over 60 member companies, the ZigBee standard, based on the IEEE 802.15.4 standard is emerging as the wireless standard for a host of industrial controls, telemetry, and in-building and home automation networking needs. The ZigBee Alliance is defining global standards for reliable, cost-effective, low-power wireless applications.

Airbee’s portfolio of products is generally connected over the rapidly emerging Wireless Personal Area Network (WPAN) or the Wireless Local Area Network (WLAN) technology space. Critical to the success of new products in these areas is the ability to interoperate or “talk to each other” based on industry-adopted standards. Airbee’s products are designed and engineered to be compliant with Zigbee/802.15.4 WPAN standards (approved by IEEE on 8/7/03) and/or the 802.11b WLAN protocol standards. Airbee’s patent-pending technology, in conjunction with a wireless network, allows a computer to work with a printer or a PDA and/or headset accessory to work with a mobile phone. While comparable from an interoperability standpoint, the technology platform provides a lower-cost, faster (22x) on the IEEE 802.15.3 standard and more dependable alternative to the previously conceived Bluetooth wireless solution. Airbee leverages the widespread market awareness created by Bluetooth, but offers similar products at less than half the cost, three times the operating range and better reliability.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Stage Company

The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (SFAS) No. 7, “Accounting and Reporting by Development Stage Enterprises.” The Company has devoted substantially all of its efforts to business planning, patent applications, research and development, recruiting management and technical staff, acquiring operating assets and raising capital. The Company is anticipating that sales will be generated in fiscal 2004, at which time the Company will emerge from the development stage.

Principles of Consolidation

The consolidated financial statements include the accounts of Airbee Wireless and its wholly owned subsidiaries Airbee Wireless (Pte.) Ltd., located in Singapore and Airbee Wireless (India) Pvt. Ltd., located in India for the years ended December 31, 2003 and 2002. All significant inter-company accounts and transactions have been eliminated in consolidation. Accounts denominated in non-U.S. currencies have been re-measured using the U.S. Dollar as the functional currency.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalent balances at financial institutions in the United States of America, Singapore and India. The financial institution in the United States of America is insured by the Federal Deposit Insurance Corporation up to $100,000.

Fixed Assets

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets; two to four years for machinery and equipment and four to forty years for buildings. Reviews are regularly performed to determine whether facts and circumstances exist that indicate carrying amount of assets may not be recoverable or the useful life is shorter than originally estimated. The Company assesses the recoverability of its fixed assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. If assets are determined to be recoverable, but the useful lives are shorter than originally estimated, the net book value of the assets is depreciated over the newly determined remaining useful lives. When fixed assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in operations.

Identified Intangible Assets

Intellectual property assets represent technology and are amortized over the periods of benefit, ranging from two to ten years, generally on a straight-line basis.

Identified intangible assets are regularly reviewed to determine whether facts and circumstances exist which indicate that the useful life is shorter than originally estimated or the carrying amount of assets may not be recoverable. The Company assesses the recoverability of its identifiable intangible assets by comparing the projected discounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets.

Start-up Costs

In accordance with the American Institute of Certified Public Accountants Statement of Position 98-5, “Reporting on the Costs of Start-up Activities", the Company expenses all costs incurred in connection with the start-up and organization of the Company.

Revenue and Cost Recognition

The Company accounts for the licensing of software in accordance with the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, “Software Revenue Recognition.” The Company recognizes revenue when (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sales price is fixed or determinable; and (iv) the ability to collect is reasonably assured. For software arrangements with multiple elements, revenue is recognized dependent upon whether vendor-specific objective evidence (VSOE) of fair value exists for each of the elements. When VSOE does not exist for all the elements of a software arrangement and the only undelivered element is post-contract customer support (PCS), the entire licensing fee is recognized ratably over the contract period. Revenue attributable to undelivered elements, including technical support, is based on the average sales price of those elements, when sold separately, and is recognized ratably on a straight-line basis over the products life cycle. PCS revenue is recognized ratably over the contract period. Shipping charges billed to customers are included in revenue and the related shipping costs are included in cost of sales.

Revenue from products licensed to original equipment manufacturers (OEMs) is based on the licensing agreement with an OEM and recognized when OEMs ship licensed products to its customers.

Cost of revenue includes direct costs to produce and distribute product and direct costs to provide product support and training.

Research and Development

Research and development costs are related primarily to the Company developing its intellectual property. Research and development costs are expensed as incurred.

Income Taxes

Income tax benefit is computed on the pretax loss based on current tax law. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and its financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates. No benefit is reflected for the years ended December 31, 2003 and 2002, respectively.

Advertising

The Company’s policy is to expense the costs of advertising and marketing as they are incurred. The Company had no such cost for 2003 and 2002.

Earnings (Loss) Per Share of Common Stock

Historical net income (loss) per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share (EPS) includes additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents were not included in the computation of diluted earnings per share at December 31, 2003 and 2002 when the Company reported a loss because to do so would be anti-dilutive for periods presented. The Company has incurred losses since inception as a result of funding its research and development, including the development of its intellectual property portfolio which is key to its core products.

Earnings (Loss) Per Share of Common Stock (Continued)

The following is a reconciliation of the computation for basic and diluted EPS:

	December 31,	December 31,
	2003	2002
Net Loss	($980,023)	($284,857)

Weighted-average common shares outstanding (Basic)	12,004,771	9,641,903

Weighted-average common stock equivalents:
Stock options	0	0
Warrants	0	0

Weighted-average common shares outstanding (Diluted)	12,004,771	9,641,903

Fair Value of Financial Instruments

The carrying amount reported in the consolidated balance sheets for cash and cash equivalents, accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for notes payable approximates fair value because, in general, the interest on the underlying instruments fluctuates with market rates.

Stock-Based Compensation

Employee stock awards under the Company’s compensation plans are accounted for in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), "Accounting for Stock Issued to Employees”, and related interpretations. The Company provides the disclosure requirements of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), and related interpretations. Stock-based awards to non-employees are accounted for under the provisions of SFAS 123 and the Company adopted the enhanced disclosure provisions of SFAS No. 148 “Accounting for Stock-Based Compensation- Transition and Disclosure,” an amendment of SFAS No. 123.

The Company measures compensation expense for its employee stock-based compensation using the intrinsic-value method. Under the intrinsic-value method of accounting for stock-based compensation, when the exercise price of options granted to employees is less than the estimated fair value of the underlying stock on the date of grant, deferred compensation is recognized and is amortized to compensation expense over the applicable vesting period.

The Company measures compensation expense for its non-employee stock-based compensation under the Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) Issue No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. The fair value of the option issued is used to measure the transaction, as this is more reliable than the fair value of the services received. Fair value is measured as the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to compensation expense and additional paid-in capital.

Product Warranty

The Company’s product warranty accrual includes specific accruals for known product issues and an accrual for an estimate of incurred but unidentified product issues based on historical activity. Due to effective product testing and the short time between product shipment and the detection and correction of product failures, the warranty accrual based on historical activity and the related expense were not significant as of and for the years ended December 31, 2003 and 2002, respectively.

Goodwill

The Company follows Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” All goodwill associated with the acquisition of Connexus Technologies (Pte.) Ltd. will be subject to an impairment test in the fourth quarter of each year, or earlier if indicators of potential impairment exist, using a fair-value based approach. All identifiable intangible assets will continue to be amortized over their estimated useful lives and assessed for impairment under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Currency Risk

The Company transacts business in currencies other than the U.S. Dollar, primarily the Singapore Dollar and the Indian Rupee. All currency transactions in the spot foreign exchange market and the Company does not use currency forward contracts, currency options, currency borrowings interest rate swaps or any other derivative hedging strategy at this point in time.

Recent Accounting Pronouncements

In September 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, the pooling of interests method of accounting for business combinations are no longer allowed, and goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company adopted these new standards effective August 9, 2002.

On October 3, 2001, the FASB issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB’s new rules on asset impairment supersede SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and portions of Accounting Principles Board Opinion 30, “Reporting the Results of Operations.” This Standard provides a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. This Standard also requires expected future operating losses from discontinued operations to be displayed in the period(s) in which the losses are incurred, rather than as of the measurement date as presently required.

In June 2003, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement covers restructuring type activities beginning with plans initiated after December 31, 2002. Activities covered by this standard that are entered into after that date will be recorded in accordance with provisions of SFAS No. 146. The adoption of SFAS No. 146 did not impact on the Company’s results of operations or financial position.

In December 2002, the FASB issued Statement No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123” (“SFAS 148”). SFAS 148 amends FASB Statement No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends Accounting Principles Board (“APB”) Opinion No. 28, “Interim Financial Reporting”, to require disclosure about those effects in interim financial information. SFAS 148 is effective for financial statements for fiscal years ending after December 15, 2002. The Company will continue to account for stock-based employee compensation using the intrinsic value method of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” but has adopted the enhanced disclosure requirements of SFAS 148.

In April 2003, the FASB issued SFAS Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003, except for certain hedging relationships designated after June 30, 2003. Most provisions of this Statement should be applied prospectively. The adoption of this statement did not have a significant impact on the Company’s results of operations or financial position.

In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantees and elaborates on existing disclosure requirements related to guarantees and warranties. The recognition requirements are effective for guarantees issued or modified after December 31, 2002 for initial recognition and initial measurement provisions. The adoption of FIN 45 did not have a significant impact on the Company’s results of operations or financial position.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The adoption of FIN 46 did not impact on the Company’ results of operations or financial position.

NOTE 3 — CONCENTRATION OF CREDIT RISK

The Company’s trade receivables are derived from sales to original equipment manufacturers and manufacturers of microprocessors. The Company endeavors to keep pace with the evolving computer and communications industries, and has adopted credit policies and standards intended to accommodate industry growth and inherent risk. Management believes that credit risks are moderated by the diversity of the Company’s end customers and geographic sales areas. The Company performs ongoing credit evaluations of its customers’ financial condition and requires collateral as deemed necessary.

NOTE 4 — FIXED ASSETS

Fixed assets consist of the following at December 31, 2003 and 2002:

	2003	2002
Computer and office equipment	$12,373	$9,660
Less: accumulated depreciation	(4,158)	(1,932)

Net book value	$8,215	$7,728

Depreciation expense for the years ended December 31, 2003 and 2002 was $ 2,226 and $1,932, respectively.

NOTE 5 — NOTE PAYABLE

The Company entered into a note payable, principal amount of $50,000 payable August 31, 2005. The Company entered into this note in connection with the 2002 acquisition of Connexus Technologies Pte. Ltd. The note was non-interest bearing if it was paid prior to August 31, 2003. If the note is paid between September 1, 2003 and August 31, 2004 the total payment due is $100,000, and between September 1, 2004 through August 31, 2005, total payment due is $150,000. The Company, at December 31, 2003 and 2002, has reflected the value of the note payable, which includes interest at $100,000 and $50,000, respectively. The accrued interest is included in accounts payable and accrued expenses.

The Company entered into a note payable for $10,000 with an unrelated third party in November 2002, at an interest rate of 10%. The note accrued interest through August 2003, at which time principal, accrued interest and fees were converted into 22,667 shares of stock.

NOTE 6 — PROMISSORY NOTES — OFFICERS

The Company entered into promissory notes with some of its officers who have amounts outstanding with the Company. These amounts accrue interest at 6% annually. As of December 31, 2003 and 2002, the Company has $476,335 and $130,938 outstanding under these notes, including $16,335 and $1,771 in accrued interest. The notes are secured with Airbee common stock, mature on December 31, 2004 and are therefore reflected as current liabilities on the consolidated balance sheets.

NOTE 7 — INTELLECTUAL PROPERTY

Costs incurred in creating products are charged to expense when incurred as research and development until technological feasibility is established upon completion of a working model. Thereafter, all software production costs are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. Capitalized costs are amortized based on current and future revenue for each product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product.

In accordance with SFAS No. 2, “Accounting for Research and Development Costs”, SFAS No. 68, “Research and Development Arrangements”, and SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed”, technological feasibility for the Airbee UltraLite was established on November 20, 2002 with completion of the detailed program design. Several working models were delivered at various points through July of 2003.

The Company’s intellectual property has been valued on the basis of the discounted cash flow method preferred by the American Institute of Certified Public Accountants. The fair value of intellectual property has been determined using the income approach, which discounts expected future cash flows to their net present value. Future cash flows were estimated on the basis of letters of intent held and licenses granted, taking into account the expected life cycles of the products and the underlying technology, relevant market sizes and industry trends.

The Company determined a discount rate for each product based on the relevant risks inherent in the product’s development horizon, the estimated costs of development, and the level of technological change in the product and the industry, amongst other factors.

The value, based on this method, was determined to be in excess of $12,000,000. The Company has reflected only the actual cost incurred for these intangible assets in its consolidated balance sheets.

NOTE 8 — ACQUISITIONS

The Company’s acquisition of Connexus Technologies Pte. Ltd. has been accounted for using the purchase method of accounting. Consideration included the cash paid and the value of the stock issued (1,662,565 unregistered shares of common stock), less any cash acquired. There was no contingent employee compensation or assumed bank debt.

NOTE 9 — RELATED PARTY TRANSACTIONS

The Company has demand promissory notes with some of its officers. Interest is accrued at 6% annually on these notes.

NOTE 10 — PROVISION FOR INCOME TAXES

Deferred income taxes will be determined using the liability method for the temporary differences between the financial reporting basis and income tax basis of the Company’s assets and liabilities. Deferred income taxes will be measured based on the tax rates expected to be in effect when the temporary differences are included in the Company’s consolidated tax return. Deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

     At December 31, 2003, deferred tax assets consist of the following:

Net operating loss carry forwards	$379,464
Less: valuation allowance	(379,464)

$-0-

At December 31, 2003, the Company had deficits accumulated during the development stage in the approximate amount of $1,264,880, available to offset future taxable income through 2023. The Company established valuation allowances equal to the full amount of the deferred tax assets due to the uncertainty of the utilization of the operating losses in future periods.

NOTE 11 — STOCKHOLDERS’ (DEFICIT)

The Company has 200,000,000 shares of common stock authorized at December 31, 2003 and 2002, respectively. The par value at December 31, 2003 is $.00004.

At December 31, 2003 and 2002, the Company has 36,445,123 and 10,876,382 common shares issued and outstanding.

The following stock transactions occurred in 2002:

The Company issued 8,650,000 to one of its founders for $2,500.

In the acquisition of Connexus Technologies Pte. Ltd., the Company issued 1,662,562 shares of stock in exchange of 100% of Connexus’ stock. The Company also paid $100,000 to acquire these operations.

The Company issued 543,820 shares to its chief operating officer as founders’ shares for running the Company.

The Company issued 20,000 shares of stock for $10,000 cash at a value of $0.50 per share.

The following stock transactions occurred in 2003:

The Company raised $88,000 from a board member in two tranches of $44,000 each for a total of $88,000. The Company issued a total of 400,000 shares of stock for these amounts at a value of $0.22 per share.

The Company converted a note payable of $10,000 plus accrued interest and fees from an unrelated third party to 22,667 shares of stock valued at $0.50 per share.

The Company issued 50,000 shares of stock to its chief financial officer as founders’ shares.

On October 8, 2003, the Company’s board of directors approved a 2.5:1 forward stock split. It split the then issued and outstanding 11,349,049 shares into 28,372,622 shares. With the stock split, the par value of the Company’s stock went from $0.001 to $0.00004.

The Company issued 3,784,814 shares of stock valued at $0.1138 per share for cash and services for a total value of $430,712.

The Company issued 4,287,686 shares of stock from the exercise of stock options from its officers. This was a cashless exchange. In this exchange 333,218 shares were returned to the Company and are included in its treasury and reflected as treasury stock on the consolidated balance sheets.

The Company’s officers also contributed $17,517 as capital reflected as additional paid-in capital. No stock was issued in these exchanges.

Stock Option Plan and Warrants

In August 2002, the Company’s Board of Directors established the 2002 Stock Option Plan. The Board authorized up to 30,000,000 common shares to be authorized and issued to officers, directors and employees.

The Company granted post-split options totaling 20,875,000 shares of which 4,625,904 options were exercised as cashless options resulting in 4,287,686 shares of stock. In the cashless exchange, 333,218 shares of stock were recorded as treasury stock. All of these options were granted to officers and key members of the management team of the Company.

Under the Black-Scholes option pricing model, the total value of the stock options granted in 2002 and 2003 is reflected for pro forma presentation due to the Company following APB 25 for the expensing of its stock options. SFAS No. 123, “Accounting for Stock-Based Compensation”, encourages adoption of a fair-value-based method for valuing the cost of stock-based compensation. However, it allows companies to continue to use the intrinsic-value method for options granted to employees and disclose pro forma net loss. 5,188,125 of these options vested as of December 31, 2003.

The following tables summarize the activity of the Company’s stock option plan:

Stock Option Plan and Warrants (Continued)

	Year Ended
	December 31, 2003
		Weighted-
		average
	Number of	exercise
	Options	price
Outstanding – beginning of period	7,350,000	$0.00004
Granted below fair value	8,050,000	0.04
Granted at fair value	0	0
Converted	4,625,904	(0.043)
Cancelled	0	0

Outstanding – end of period	10,774,096	$0.01004

Exercisable at end of period:	8,574,096

	Year Ended
	December 31, 2002
		Weighted-
		average
	Number of	exercise
	Options	price
Outstanding – beginning of period	0	$0
Granted below fair value	7,350,000	0.00004
Granted at fair value	0	0
Converted	0	0
Cancelled	0	0

Outstanding – end of period	7,350,000	$0.00004

Exercisable at end of period:	1,825,000

For disclosure purposes, the fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model, which approximates fair value, with the following weighted-average assumptions used for stock options granted in 2003; no annual dividends, volatility of 40%, risk-free interest rate of 3.00%, and expected life of 3 years.

If compensation expense for the Company’s stock-based compensation plans had been determined consistent with SFAS 123, the Company’s net income and net income per share including pro forma results would have been the amounts indicated below:

	Year Ended December 31,
	2003	2002
Net loss:
As reported	$(980,023)	$(284,857)
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(299,460)	(294)

Pro forma	$(1,279,483)	$(285,151)

Net loss per share:
As reported:
Basic	($0.08)	($0.03)
Diluted	($0.08)	($0.03)
Pro forma:
Basic	($0.10)	($0.03)
Diluted	($0.10)	($0.03)

The Company issued 700,000 stock warrants as of December 31, 2003. These warrants were issued in connection with the equity financing the Company entered into in April 2003. None of the warrants have been exercised as of December 31, 2003.

The Company also issued 10,000 warrants in connection with a note payable to a non-related third party in October 2002.

The fair value of these warrants was estimated using the Black-Scholes pricing model with the following assumptions: interest rate 3%, dividend yield 0%, volatility 40% and expected life of three years.

The Company has the following warrants exercisable for the purchase of its common stock:

		Year Ended
		December 31,
Exercise
Price	Expiration Date	2003	2002
$0.50 0.03 0.012	October 18, 2005 April 22, 2006 April 22, 2006	10,000 200,000 500,000	10,000 0 0

		710,000	10,000

In addition, all of these warrants are outstanding as of December 31, 2003, and no warrants to date have been exercised.

NOTE 12 — COMMITMENTS AND CONTINGENCIES

Employment Agreements

The Company has entered into employment agreements with key members of management and some officers. Most of these employment agreements are for a period of three to five years. As part of the employment agreements, the Company has granted stock options to these individuals that vest over a three to five-year period of time. The Company, in an effort to incentivize its officers, granted additional options and accelerated the vesting schedules. The officers were not compensated during the initial start-up of operations. However, they did exercise stock options in 2003.

NOTE 13 — GOING CONCERN

As shown in the accompanying consolidated financial statements, as is typical of companies going through early-stage development of intellectual property, and products and services, the Company incurred net losses for the years ended December 31, 2003 and 2002. The Company is currently in the development stage, and there is no guarantee whether the Company will be able to generate enough revenue and/or raise capital to support current operations and expand sales. This raises substantial doubt about the Company’s ability to continue as a going concern.

Management believes that the Company’s capital requirements will depend on many factors including the success of the Company’s sales efforts.

The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 14 — SUBSEQUENT EVENTS

Pursuant to Securities Act of 1933 (the Act) set forth in Rule 504 of Regulation D promulgated under the Act, Section 5.I of the Texas Securities Act, Rule 109.3.C.1 of the Texas Administrative Code, the Company issued an additional 4,999,240 shares of stock for cash at an average price of $0.1138 or $569,288. Proceeds have been used to fund operations during the development of its products.

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
CONDENSED CONSOLIDATED BALANCE SHEET
JUNE 30, 2004
(UNAUDITED)

ASSETS

Current Assets:
Cash and cash equivalents	$119,629
Prepaid expenses and other current assets	21,798

Total Current Assets	141,427

Fixed assets, net of depreciation	20,758

Intangible assets	164,296
Other assets	1,532

165,828

TOTAL ASSETS	$328,013

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

LIABILITIES

Current Liabilities:
Notes payable – demand	$600,879
Notes payable – other	50,000
Liability for stock to be issued	10,000
Accounts payable and accrued expenses	124,913

Total Current Liabilities	785,792

Long-term Liabilities:
Due officer	38,734

Total Long-term Liabilities	38,734

Total Liabilities	824,526

STOCKHOLDERS’ EQUITY (DEFICIT)
Common stock, $.00004 Par Value; 200,000,000 shares authorized 41,444,363 shares issued and outstanding	1,658
Additional paid-in capital	1,394,801
Accumulated comprehensive income	(2,469)
Subscription receivable	(58,288)
Deficit accumulated during the development stage	(1,665,606)

(329,904)
Less: Treasury stock, 333,218 shares at cost	(166,609)

Total Stockholders’ Equity (Deficit)	(496,513)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$328,013

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX AND THREE MONTHS ENDED JUNE 20, 2004 AND 2003
(UNAUDITED)
(WITH CUMULATIVE TOTALS SINCE INCEPTION)

	SIX MONTHS ENDED		THREE MONTHS ENDED
	JUNE 30,		JUNE 30,		Cumulative Totals
					August 9, 2002
	2004	2003	2004	2003	to June 30, 2004
OPERATING REVENUES Sales	$—	$5,036	$—	$158	$10,108

COST OF SALES	—	—	—	—	—

GROSS PROFIT (LOSS)	—	5,036	—	158	10,108

OPERATING EXPENSES
Compensation and professional fees	265,374	109,393	151,258	66,971	1,102,469
Research and development	43,044	19,723	41,574	12,149	108,215
Selling, general and administrative expenses	74,830	39,777	38,559	25,514	247,248
Depreciation and amortization	1,555	1,040	925	567	5,713

Total Operating Expenses	384,803	169,933	232,316	105,201	1,463,645

LOSS BEFORE OTHER (EXPENSE)	(384,803)	(164,897)	(232,316)	(105,043)	(1,453,537)

OTHER (EXPENSE)
Impairment	—	—	—	—	(127,974)
Interest expense	(15,923)	(5,000)	(8,406)	(2,500)	(84,095)

Total Other (Expense)	(15,923)	(5,000)	(8,406)	(2,500)	(212,069)

NET LOSS BEFORE PROVISION FOR INCOME TAXES	$(400,726)	$(169,897)	$(240,722)	$(107,543)	$(1,665,606)
Provision for Income Taxes	—	—	—	—	—

NET LOSS APPLICABLE TO COMMON SHARES	$(400,726)	$(169,897)	$(240,722)	$(107,543)	$(1,665,606)

NET LOSS PER BASIC AND DILUTED SHARES	$(0.00997)	$(0.01542)	$(0,00581)	$(0.00971)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	40,194,522	11,016,382	41,444,363	11,076,382

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
CONDENSED CONSOLIDATED STATEMENT OF ACCUMULATED COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED JUNE 20, 2004 AND 2003
(UNAUDITED)

Balance, December 31, 2002	$—

Loss on foreign currency translations	(8,641)

Balance, June 30, 2003	$(8,641)

Balance, December 31, 2002	$5,882

Loss on foreign currency translations	(8,351)

Balance, June 30, 2004	$(2,469)

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003
(UNAUDITED)

(WITH CUMULATIVE TOTALS SINCE INCEPTION)

			Cumulative Totals
			August 9, 2002
	2004	2003	to June 30, 2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(400,726)	$(169,897)	$(1,665,606)

Adjustments to reconcile net loss to net cash used in operating activities

Depreciation	1,555	1,040	5,713
Common stock issued for services	—	—	411,712
Services provided for equity	—	—	127,974
(Loss) on foreign currency translations	(8,351)	(8,641)	(2,469)
Net change in net assets in acquisition of Connexus	—	—	(22,865)

Changes in assets and liabilities
Decrease in accounts receivable	—	5,044	19,373
(Increase) in prepaid expenses and other assets	(12,260)	—	(20,206)
Increase (decrease) in accounts payable and accrued expenses	(131,354)	1,300	88,269

Total adjustments	(150,410)	(1,257)	607,501

Net cash (used in) operating activities	(551,136)	(171,154)	(1,058,105)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of intangible assets	—	(100,000)	(164,727)
Acquisitions of fixed assets	(14,602)	—	(17,315)

Net cash (used in) investing activities	(14,602)	(100,000)	(182,042)

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003
(UNAUDITED)

(WITH CUMULATIVE TOTALS SINCE INCEPTION)

			Cumulative Totals
			August 9, 2002
	2004	2003	to June 30, 2004
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from common stock issuances	$521,000	$88,000	$657,988
Proceeds from notes payable – other	—	—	60,000
Proceeds from notes payable – demand	140,879	156,250	602,712
Amounts due to officer	—	38,734	39,076

Net cash provided by financing activities	661,879	282,984	1,359,776

NET INCREASE IN
CASH AND CASH EQUIVALENTS	96,141	11,830	119,629

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	23,488	16,093	—

CASH AND CASH EQUIVALENTS — END OF PERIOD	$119,629	$27,923	$119,629

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

CASH PAID DURING THE YEAR FOR:
Interest expense	$—	$—	$—

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:

Exercise of cashless stock options	$—	$—	$166,609

Common stock issues for services	$—	$—	$411,712

Conversion of notes payable and accrued interest to Common stock	$—	$—	$11,833

Impairment of goodwill	$—	$—	$127,974

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003 (UNAUDITED)

NOTE 1 — ORGANIZATION AND BASIS OF PRESENTATION

The unaudited condensed consolidated financial statements included herein have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The condensed consolidated financial statements and notes are presented as permitted on Form 10-QSB and do not contain information included in the Company’s annual consolidated statements and notes. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. It is suggested that these condensed consolidated financial statements be read in conjunction with the December 31, 2003 audited financial statements and the accompanying notes thereto. While management believes the procedures followed in preparing these condensed consolidated financial statements are reasonable, the accuracy of the amounts are in some respects dependent upon the facts that will exist, and procedures that will be accomplished by the Company later in the year.

These condensed consolidated unaudited financial statements reflect all adjustments, including normal recurring adjustments which, in the opinion of management, are necessary to present fairly the consolidated operations and cash flows for the periods presented.

Airbee Wireless, Inc. (the “Company”), was incorporated in Delaware in 2002. Focusing on its core competencies in the design and engineering of advanced wireless voice, data and video communications software, the Company believes that it is positioned to play a pivotal role in the convergence of various wireless communications applications through software embedded on silicon. The Company specializes in developing advanced technological solutions tailored to meet user requirements for specific end-user applications, providing the unwired features people want at work and at home.

In March 2004, Airbee became a member of The ZigBee Alliance. With over 60 member companies, the ZigBee standard, based on the IEEE 802.15.4 standard is emerging as the wireless standard for a host of industrial controls, telemetry, and in-building and home automation networking needs. The ZigBee Alliance is defining global standards for reliable, cost-effective, low-power wireless applications.

Airbee’s portfolio of products is generally connected over the rapidly emerging Wireless Personal Area Network (WPAN) or the Wireless Local Area Network (WLAN) technology space. Critical to the success of new products in these areas is the ability to interoperate or “talk to each other” based on industry-adopted standards. Airbee’s products are designed and engineered to be compliant with ZigBee/802.15.4 WPAN standards (approved by IEEE on 8/7/03 and ZigBee version 0.9x released on 7/29/04) and/or the 802.11b WLAN protocol standards. Airbee’s patent-pending technology, in conjunction with a wireless network, allows a computer to work with a printer or a PDA and/or headset accessory to communicate with a mobile phone. While comparable from an interoperability standpoint, the technology platform provides a lower-cost, faster (22x) on the IEEE 802.15.3 standard and more dependable alternative to the previously conceived Bluetooth wireless solution. Airbee leverages the widespread market awareness created by Bluetooth, but offers similar products at less than half the cost, three times the operating range and better reliability.

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003 (UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Stage Company

The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (SFAS) No. 7, “Accounting and Reporting by Development Stage Enterprises.” The Company has devoted substantially all of its efforts to business planning, patent applications, research and development, recruiting management and technical staff, acquiring operating assets and raising capital. The Company is anticipating that sales will be generated in fiscal 2004, at which time the Company will emerge from the development stage.

Principles of Consolidation

The condensed consolidated financial statements include the accounts of Airbee Wireless and its wholly owned subsidiaries Airbee Wireless (Pte.) Ltd., located in Singapore, and Airbee Wireless (India) Pvt. Ltd., located in India, for the six months ended June 30, 2004 and 2003. All significant inter-company accounts and transactions have been eliminated in consolidation. Accounts denominated in non-U.S. currencies have been re-measured using the U.S. Dollar as the functional currency.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalent balances at financial institutions in the United States of America, Singapore and India. The financial institution in the United States of America is insured by the Federal Deposit Insurance Corporation up to $100,000.

Fixed Assets

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets; two to four years for machinery and equipment and four to forty years for buildings. Reviews are regularly performed to determine whether facts and circumstances exist that indicate carrying amount of assets may not be recoverable or the useful life is shorter than originally estimated. The Company assesses the recoverability of its fixed assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. If assets are determined to be recoverable, but the useful lives are shorter than originally estimated, the net book value of the assets is depreciated over the newly determined remaining useful lives. When

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003 (UNAUDITED)

fixed assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in operations.

Identified Intangible Assets

Intellectual property assets represent technology and are amortized over the periods of benefit, ranging from two to ten years, generally on a straight-line basis.

Identified intangible assets are regularly reviewed to determine whether facts and circumstances exist which indicate that the useful life is shorter than originally estimated or the carrying amount of assets may not be recoverable. The Company assesses the recoverability of its identifiable intangible assets by comparing the projected discounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets.

Start-up Costs

In accordance with the American Institute of Certified Public Accountants Statement of Position 98-5, “Reporting on the Costs of Start-up Activities”, the Company expenses all costs incurred in connection with the start-up and organization of the Company.

Revenue and Cost Recognition

The Company accounts for the licensing of software in accordance with the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, “Software Revenue Recognition.” The Company recognizes revenue when (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sales price is fixed or determinable; and (iv) the ability to collect is reasonably assured. For software arrangements with multiple elements, revenue is recognized dependent upon whether vendor-specific objective evidence (VSOE) of fair value exists for each of the elements. When VSOE does not exist for all the elements of a software arrangement and the only undelivered element is post-contract customer support (PCS), the entire licensing fee is recognized ratably over the contract period. Revenue attributable to undelivered elements, including technical support, is based on the average sales price of those elements, when sold separately, and is recognized ratably on a straight-line basis over the products life cycle. PCS revenue is recognized ratably over the contract period.

Shipping charges billed to customers are included in revenue and the related shipping costs are included in cost of sales.

Revenue from products licensed to original equipment manufacturers (OEMs) is based on the licensing agreement with an OEM and recognized when OEMs ship licensed products to their customers.

Cost of revenue includes direct costs to produce and distribute product and direct costs to provide product support and training.

Research and Development

Research and development costs are related primarily to the Company developing its intellectual property. Research and development costs are expensed as incurred.

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003 (UNAUDITED)

Income Taxes

Income tax benefit is computed on the pretax loss based on current tax law. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and its financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates. No benefit is reflected for the six months ended June 30, 2004 and 2003, respectively.

Advertising

The Company’s policy is to expense the costs of advertising and marketing as they are incurred. The Company had no such cost for the six months ended June 30, 2004 and 2003.

Earnings (Loss) Per Share of Common Stock

Historical net income (loss) per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share (EPS) includes additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents were not included in the computation of diluted earnings per share at June 30, 2004 and 2003 when the Company reported a loss because to do so would be anti-dilutive for periods presented. The Company has incurred losses since inception as a result of funding its research and development, including the development of its intellectual property portfolio which is key to its core products.

The following is a reconciliation of the computation for basic and diluted EPS:

	June 30, 2004	June 30, 2003
Net Loss	$(400,726)	$(169,897)

Weighted-average common shares outstanding (Basic)	40,194,552	11,016,382

Weighted-average common stock equivalents:
Stock options	0	0
Warrants	0	0

Weighted-average common shares outstanding (Diluted)	40,194,552	11,016,382

Fair Value of Financial Instruments

The carrying amount reported in the condensed consolidated balance sheet for cash and cash equivalents, accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for notes payable approximates fair value because, in general, the interest on the underlying instruments fluctuates with market rates.

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003 (UNAUDITED)

Stock-Based Compensation

Employee stock awards under the Company’s compensation plans are accounted for in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”, and related interpretations. The Company provides the disclosure requirements of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), and related interpretations. Stock-based awards to non-employees are accounted for under the provisions of SFAS 123 and the Company adopted the enhanced disclosure provisions of SFAS No. 148 “Accounting for Stock-Based Compensation- Transition and Disclosure,” an amendment of SFAS No. 123.

The Company measures compensation expense for its employee stock-based compensation using the intrinsic-value method. Under the intrinsic-value method of accounting for stock-based compensation, when the exercise price of options granted to employees is less than the estimated fair value of the underlying stock on the date of grant, deferred compensation is recognized and is amortized to compensation expense over the applicable vesting period.

The Company measures compensation expense for its non-employee stock-based compensation under the Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) Issue No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. The fair value of the option issued is used to measure the transaction, as this is more reliable than the fair value of the services received. Fair value is measured as the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to compensation expense and additional paid-in capital.

Product Warranty

The Company’s product warranty accrual includes specific accruals for known product issues and an accrual for an estimate of incurred but unidentified product issues based on historical activity. Due to effective product testing and the short time between product shipment and the detection and correction of product failures, the warranty accrual based on historical activity and the related expense were not significant as of and for the six months ended June 30, 2004 and 2003, respectively.

Goodwill

The Company follows Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” All goodwill associated with the acquisition of Connexus Technologies Pte. Ltd. will be subject to an impairment test in the fourth quarter of each year, or earlier if indicators of potential impairment exist, using a fair-value based approach. All identifiable intangible assets will continue to be amortized over their estimated useful lives and assessed for impairment under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Currency Risk

The Company transacts business in currencies other than the U.S. Dollar, primarily the Singapore Dollar and the Indian Rupee. All currency transactions are in the spot foreign exchange market and the Company does not use currency forward contracts, currency options, currency borrowings interest rate swaps or any other derivative hedging strategy at this point in time.

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003 (UNAUDITED)

Recent Accounting Pronouncements

In September 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, “Business Combinations,” and No. 142, “Goodwill and Other Intangible Assets,” effective for fiscal years beginning after December 15, 2001. Under the new rules, the pooling of interests method of accounting for business combinations are no longer allowed, and goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company adopted these new standards effective August 9, 2002.

On October 3, 2001, the FASB issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB’s new rules on asset impairment supersede SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and portions of Accounting Principles Board Opinion 30, “Reporting the Results of Operations.” This Standard provides a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. This Standard also requires expected future operating losses from discontinued operations to be displayed in the period(s) in which the losses are incurred, rather than as of the measurement date as presently required.

In December 2002, the FASB issued Statement No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123” (“SFAS 148”). SFAS 148 amends FASB Statement No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends Accounting Principles Board (“APB”) Opinion No. 28, “Interim Financial Reporting”, to require disclosure about those effects in interim financial information. SFAS 148 is effective for financial statements for fiscal years ending after December 15, 2002. The Company will continue to account for stock-based employee compensation using the intrinsic value method of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” but has adopted the enhanced disclosure requirements of SFAS 148.

In April 2003, the FASB issued SFAS Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003, except for certain hedging relationships designated after June 30, 2003. Most provisions of this Statement should be applied prospectively.

The adoption of this statement did not have a significant impact on the Company’s results of operations or financial position.

In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003 (UNAUDITED)

Others. FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantees and elaborates on existing disclosure requirements related to guarantees and warranties. The recognition requirements are effective for guarantees issued or modified after December 31, 2002 for initial recognition and initial measurement provisions. The adoption of FIN 45 did not have a significant impact on the Company’s results of operations or financial position.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The adoption of FIN 46 did not impact on the Company’ results of operations or financial position.

NOTE 3 — CONCENTRATION OF CREDIT RISK

The Company’s trade receivables are derived from sales to original equipment manufacturers and manufacturers of microprocessors. The Company endeavors to keep pace with the evolving computer and communications industries, and has adopted credit policies and standards intended to accommodate industry growth and inherent risk. Management believes that credit risks are moderated by the diversity of the Company’s end customers and geographic sales areas. The Company performs ongoing credit evaluations of its customers’ financial condition and requires collateral as deemed necessary.

NOTE 4 — FIXED ASSETS

Fixed assets consist of the following at June 30, 2004:

2003
Computer and office equipment	$26,471

Less: accumulated depreciation	(5,713)

Net book value	$20,758

Depreciation expense for the six months ended June 30, 2004 and 2003 was $1,555 and $1,040, respectively.

NOTE 5 — NOTE PAYABLE

The Company entered into a note payable, principal amount of $50,000 payable August 31, 2005. The Company entered into this note in connection with the 2002 acquisition of Connexus Technologies Pte. Ltd. The note was non-interest bearing if it was paid prior to August 31, 2003. If the note is paid between September 1, 2003 and August 31, 2004 the total payment due is

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003 (UNAUDITED)

$100,000, and between September 1, 2004 through August 31, 2005, total payment due is $150,000. The Company, at June 30, 2004, has reflected the value of the note payable, which includes interest at $100,000. The accrued interest is included in accounts payable and accrued expenses.

The Company entered into a note payable for $10,000 with an unrelated third party in November 2002, at an interest rate of 10%. The note accrued interest through August 2003, at which time principal, accrued interest and fees were converted into 22,667 shares of stock.

NOTE 6 — PROMISSORY NOTES — OFFICERS

The Company entered into promissory notes with some of its officers who have amounts outstanding with the Company. These amounts accrue interest at 6% annually. As of June 30, 2004, the Company has $600,879 outstanding under these notes. There is $32,258 in accrued interest on these amounts outstanding. The notes are secured with Airbee common stock, mature on December 31, 2004, and are therefore reflected as current liabilities on the condensed consolidated balance sheet.

NOTE 7 — INTELLECTUAL PROPERTY

Costs incurred in creating products are charged to expense when incurred as research and development until technological feasibility is established upon completion of a working model. Thereafter, all software production costs are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. Capitalized costs are amortized based on current and future revenue for each product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product.

In accordance with SFAS No. 2, “Accounting for Research and Development Costs”, SFAS No. 68, “Research and Development Arrangements”, and SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed”, technological feasibility for the Airbee UltraLite™ was established on November 20, 2002 with completion of the detailed program design. Several working models were delivered at various points through July of 2003.

The Company’s intellectual property has been valued on the basis of the discounted cash flow method preferred by the American Institute of Certified Public Accountants. The fair value of intellectual property has been determined using the income approach, which discounts expected future cash flows to their net present value. Future cash flows were estimated on the basis of letters of intent held and licenses granted, taking into account the expected life cycles of the products and the underlying technology, relevant market sizes and industry trends.

The Company determined a discount rate for each product based on the relevant risks inherent in the product’s development horizon, the estimated costs of development, and the level of technological change in the product and the industry, amongst other factors.

The value, based on this method, was determined to be in excess of $12,000,000. The Company has reflected only the actual cost incurred for these intangible assets in its condensed consolidated balance sheet.

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003 (UNAUDITED)

NOTE 8 — ACQUISITIONS

The Company’s acquisition of Connexus Technologies Pte. Ltd. has been accounted for using the purchase method of accounting. Consideration included the cash paid and the value of the stock issued (1,662,565 unregistered shares of common stock), less any cash acquired. There was no contingent employee compensation or assumed bank debt.

NOTE 9 — RELATED PARTY TRANSACTIONS

The Company has demand promissory notes with some of its officers. Interest is accrued at 6% annually on these notes.

NOTE 10 — PROVISION FOR INCOME TAXES

Deferred income taxes will be determined using the liability method for the temporary differences between the financial reporting basis and income tax basis of the Company’s assets and liabilities. Deferred income taxes will be measured based on the tax rates expected to be in effect when the temporary differences are included in the Company’s consolidated tax return. Deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

At June 30, 2004, deferred tax assets consist of the following:

Net operating loss carryforwards	$499,681
Less: valuation allowance	(499,681)

$-0-

At June 30, 2004, the Company had deficits accumulated during the development stage in the approximate amount of $1,665,606, available to offset future taxable income through 2023. The Company established valuation allowances equal to the full amount of the deferred tax assets due to the uncertainty of the utilization of the operating losses in future periods.

NOTE 11 — STOCKHOLDERS’ (DEFICIT)

The Company has 200,000,000 shares of common stock authorized at June 30, 2004. The par value at June 30, 2004 is $.00004.

At June 30, 2004, the Company has 41,444,363 common shares issued and outstanding.

The following stock transactions occurred in 2003:

The Company raised $88,000 from a board member in two tranches of $44,000 each for a total of $88,000. The Company issued a total of 400,000 shares of stock for these amounts at a value of $0.22 per share.

The Company converted a note payable of $10,000 plus accrued interest and fees from an unrelated third party to 22,667 shares of stock valued at $0.50 per share.

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003 (UNAUDITED)

The Company issued 50,000 shares of stock to its chief financial officer as founders’ shares.

On October 8, 2003, the Company’s board of directors approved a 2.5:1 forward stock split. It split the then issued and outstanding 11,349,049 shares into 28,372,622 shares. With the stock split, the par value of the Company’s stock went from $0.001 to $0.00004.

The Company issued 3,784,814 shares of stock valued at $0.1138 per share for cash and services for a total value of $430,712.

The Company issued 4,287,686 shares of stock from the exercise of stock options from its officers. This was a cashless exchange. In this exchange 333,218 shares were returned to the Company and are included in its treasury and reflected as treasury stock on the consolidated balance sheets.

The Company’s officers also contributed $17,517 as capital reflected as additional paid-in capital. No stock was issued in these exchanges.

The following stock transactions occurred in 2004:

The Company issued 4,999,240 shares of stock valued at $0.1138 per share for cash for a total value of $569,288. The Company is currently due $58,288 on this amount at June 30, 2004.

The Company entered into a subscription agreement with an individual for the purchase of 31,250 shares of restricted stock on June 9, 2004 under the Company’s Private Placement Memorandum. The Company received $10,000 for these shares and this amount is recorded as a liability for stock to be issued due to the fact that the certificate has not been issued as of June 30, 2004.

The Company also subsequent to June 30, 2004 issued 177,764 shares to one of its officers for an exercise of the officers’ options.

NOTE 12 — COMMITMENTS AND CONTINGENCIES

Employment Agreements

The Company has entered into employment agreements with key members of management and some officers. Most of these employment agreements are for a period of three to five years. As part of the employment agreements, the Company has granted stock options to these individuals that vest over a three to five-year period of time. The Company, in an effort to incentivize its officers, granted additional options and accelerated the vesting schedules. The officers were not compensated during the initial start-up of operations. However, they did exercise stock options in 2003.

NOTE 13 — GOING CONCERN

As shown in the accompanying condensed consolidated financial statements, as is typical of companies going through early-stage development of intellectual property, and products and services, the Company incurred net losses for the years ended December 31, 2003 and 2002 and for the six months ended June 30, 2004. The Company is currently in the development stage, and there is no guarantee whether the Company will be able to generate enough revenue and/or raise

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003 (UNAUDITED)

capital to support current operations and expand sales. This raises substantial doubt about the Company’s ability to continue as a going concern.

Management believes that the Company’s capital requirements will depend on many factors including the success of the Company’s sales efforts. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

PART III

Item 1. Index to Exhibits

Exhibit No.	Description	Location
3.1	Certificate of Incorporation, dated August 9, 2002 of Registrant	Provided herewith

3.2	Certificate of Amendment (forward split)	To be filed by amendment

3.3	By-Laws of Registrant	Provided herewith

4.1	Equity Incentive Plan	Provided herewith

4.2	Form of Promissory Note	Provided herewith

10.1	Employment Agreement, dated August 16, 2002 between Sundaresan Raja and Airbee Wireless.	Provided herewith

10.2	Employment Agreement, dated August 16, 2002 between Eugene Sharer and Airbee Wireless.	Provided herewith

10.3	Employment Agreement, dated September 15, 2002 between Ramanujam Satagopan and Airbee Wireless.	Provided herewith

10.4	Employment Agreement, dated September 1, 2003 between Richard Sommerfeld and Airbee Wireless.	Provided herewith

21.1	Subsidiaries of Registrant	Provided herewith

SIGNATURES

     In accordance with the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRBEE WIRELESS, INC.
By /s/ Sundaresan Raja
	Name:	Sundaresan Raja
August 26, 2004	Title:	President and Chief Executive Officer, Date:

     Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Sundaresan Raja Sundaresan Raja	President, Chief Executive Officer, Principal Executive Officer and Director	August 26, 2004

/s/ E. Eugene Sharer E. Eugene Sharer	Chief Operating Officer and Director	August 26, 2004

/s/ Richard R. Sommerfeld, Jr. Richard P. Sommerfeld, Jr.	Chief Financial Officer, Principal Financial and Principal Accounting Officer	August 26, 2004

/s/ Ram Satagopan Ram Satagopan	Chief Technology Officer	August 26, 2004

/s/ Roger Pavane Roger Pavane	Vice President	August 26, 2004

/s/ Srini Krishnamurthy Srini Krishnamurthy	Vice President	August 26, 2004